
05000840

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	0001025562
Exact Name of Registrant as Specified in Charter	Registrant CIK Number

Form 8-K, January 7, 2005, Series 2005-1	**333-14625**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
JAN 14 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 7, 2005

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: [signature]

Name: **David S. Wells**

Title: **Assistant Secretary**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.


OPTION
ONE
MORTGAGE CORPORATION

Banc of America Securities 

RBS Greenwich Capital

RMBS New Issue Term Sheet

$1,194,000,000 Certificates (approximate)

Option One Mortgage Loan Trust 2005-1,
Asset Backed Certificates, Series 2005-1

Offered Classes: A-1B, A-2, A-3, A-4, M-1, M-2, M-3, M-4, M-5, M-6, M-7, M-8 & M-9

Option One Mortgage Acceptance Corporation

Depositor

Option One Mortgage Corporation

Originator and Master Servicer

January 4, 2005



Option One Mortgage Loan Trust 2005-1, Asset Backed Certificates, Series 2005-1

Certificates

Class	*Expected* Approximate Size[A]	Interest Type	Principal Type	*Expected* WAL (yrs) ***Call/ Mat***[C]	*Expected* Principal Window (mos) ***Call/Mat***[C]	*Expected* Last Distribution Date ***Call/Mat***[C]	*Expected* Credit Enhancement	*Expected* Ratings	
								Fitch	**S&P**
A-1A[B]	200,000,000	Floating	Sen	***Not Offered Hereby***				AAA	AAA
A-1B	50,000,000	Floating	Sen/Mezz	2.75/2.96	1-79/1-176	Aug-11/Sep-19	13.25%	AAA	AAA
A-2[D]	262,914,000	Floating	Sen Seq	1.00/1.00	1-19/1-19	Aug-06/Aug-06	13.25%	AAA	AAA
A-3[D]	433,281,000	Floating	Sen Seq	3.00/3.00	19-68/19-68	Sep-10/Sep-10	13.25%	AAA	AAA
A-4[D]	94,805,000	Floating	Sen Seq	6.47/8.14	68-79/68-175	Aug-11/Aug-19	13.25%	AAA	AAA
M-1	52,800,000	Floating	Mezz	4.64/5.04	38-79/38-132	Aug-11/Jan-16	8.85%	AA+	AA+
M-2	22,200,000	Floating	Mezz	4.63/4.98	38-79/38-118	Aug-11/Nov-14	7.00%	AA	AA
M-3	13,800,000	Floating	Mezz	4.63/4.94	37-79/37-111	Aug-11/Apr-14	5.85%	AA-	AA-
M-4	13,800,000	Floating	Mezz	4.61/4.88	37-79/37-105	Aug-11/Oct-13	4.70%	A+	A+
M-5	21,600,000	Floating	Mezz	4.61/4.77	37-79/37-98	Aug-11/Mar-13	2.90%	A-	A
M-6	10,800,000	Floating	Mezz	4.57/4.59	37-79/37-83	Aug-11/Dec-11	2.00%	BBB+	A-
M-7	8,400,000	Floating	Mezz	4.33/4.33	37-72/37-72	Jan-11/Jan-11	1.30%	BBB	BBB+
M-8	4,200,000	Floating	Mezz	3.97/3.97	37-59/37-59	Dec-09/Dec-09	0.95%	BBB-	BBB
M-9	5,400,000	Floating	Mezz	3.38/3.38	37-49/37-49	Feb-09/Feb-09	0.50%	NR	BBB-

[A] The Approximate Size is subject to a permitted variance in the aggregate of plus or minus 5%.
[B] The Class A-1A Certificates will be offered pursuant to the prospectus, but will be excluded from this term sheet.
[C] Calculated based on the Pricing Speed.
[D] The Class A-2, Class A-3, and Class A-4 Certificates will be sized based on investor demand and may be either combined or further divided.

Structure:

(1) The Class A-1A and Class A-1B Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, and Class A-4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans.
(2) The margins on the Class A Certificates will double and the margins on the Mezzanine Certificates will be equal to 1.5x the original margins after the Optional Termination Date.
(3) Each class of Certificates will be subject to a Net WAC Rate as described herein.
(4) The Mezzanine Certificates will not receive principal distributions prior to the Stepdown Date.

Pricing Speed

Adjustable-rate Mortgage Loans	**100% ARM PPC** 100% ARM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.348% each month to 35% CPR in month twenty-four, and remain at 35% CPR thereafter.
Fixed-rate Mortgage Loans	**115% FRM PPC** 100% FRM PPC assumes that prepayments start at 4% CPR in month one, increase by approximately 1.455% each month to 20% CPR in month twelve, and remain at 20% CPR thereafter.



Summary of Important Dates

Deal Information		***Collateral Information***	
Expected Pricing	[Jan-6-2005]	Cut-off Date	Jan-1-2005
Expected Settlement	[Jan-13-2005]	Next Payment	Feb-1-2005
First Distribution	Feb-25-2005		
Expected Stepdown	Feb-25-2008		

Certificate Information

Class	Dated Date	Initial Accrual Days	Accrual Method	Delay Days	*Expected* Last Distribution Date (Call/Mat) [(A)]	Rated Maturity Date
A-1B	Jan-13-2005	0	Act/360	0	Aug-11 / Sep-19	Feb-2035
A-2	Jan-13-2005	0	Act/360	0	Aug-06 / Aug-06	Feb-2014
A-3	Jan-13-2005	0	Act/360	0	Sep-10 / Sep-10	Feb-2035
A-4	Jan-13-2005	0	Act/360	0	Aug-11 / Aug-19	Feb-2035
M-1	Jan-13-2005	0	Act/360	0	Aug-11 / Jan-16	Feb-2035
M-2	Jan-13-2005	0	Act/360	0	Aug-11 / Nov-14	Feb-2035
M-3	Jan-13-2005	0	Act/360	0	Aug-11 / Apr-14	Feb-2035
M-4	Jan-13-2005	0	Act/360	0	Aug-11 / Oct-13	Feb-2035
M-5	Jan-13-2005	0	Act/360	0	Aug-11 / Mar-13	Feb-2035
M-6	Jan-13-2005	0	Act/360	0	Aug-11 / Dec-11	Feb-2035
M-7	Jan-13-2005	0	Act/360	0	Jan-11 / Jan-11	Feb-2035
M-8	Jan-13-2005	0	Act/360	0	Dec-09 / Dec-09	Feb-2035
M-9	Jan-13-2005	0	Act/360	0	Feb-09 / Feb-09	Feb-2035

(A) The Expected Last Scheduled Distribution Date is calculated based on the Pricing Speed.

Contacts

Banc of America Securities LLC

Mortgage Trading/Syndicate		Tel: (212) 847-5095
Pat Beranek		patrick.beranek@bankofamerica.com
Charlene Balfour		charlene.c.balfour@bankofamerica.com
Global ABS Group		Fax: (704) 388-9668
Kirk Meyers	(704) 388-3148	kirk.b.meyers@bankofamerica.com
Michael Tri	(704) 388-8786	michael.l.tri@bankofamerica.com
Niki Hogue	(704) 387-1853	nikole.hogue@bankofamerica.com
Scott Shultz	(704) 387-6040	scott.m.shultz@bankofamerica.com
Pauwla Rumli	(704) 387-1156	pauwla.rumli@bankofamerica.com
Rating Agencies		
Wen Hsu – Fitch	(212) 908-0633	wen.hsu@fitchratings.com
Michael McCormick – S&P	(212) 438-1937	michael_mccormick1@sandp.com



SUMMARY OF TERMS

Title of Securities: Option One Mortgage Loan Trust 2005-1, Asset Backed Certificates, Series 2005-1.

Offered Certificates: The Class A-1B, Class A-2, the Class A-3 and the Class A-4 Certificates (together and with the Class A-1A Certificates, the "Class A Certificates") and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates, the "Mezzanine Certificates".

Non-Offered Certificates: The Class A-1A Certificates, Class C Certificates, Class P Certificates and Residual Certificates (together with the Offered Certificates, the "Certificates").

Offering Type: All of the Certificates will be offered publicly pursuant to a Prospectus.

Originator and Master Servicer: Option One Mortgage Corporation.

Trustee and Custodian: Wells Fargo Bank, N.A.

Depositor: Option One Mortgage Acceptance Corporation.

Co-Lead Managers: Banc of America Securities LLC and RBS Greenwich Capital.

Co-Managers: Barclays Capital Group, Citigroup, Deutsche Bank Securities Inc., JP Morgan Securities Inc. and H&R Block Financial Advisors Inc.

PMI Insurer: PMI Mortgage Insurance Co, "PMI".

Closing Date: On or about January 13, 2005.

Tax Status: The Certificates, other than the Residual Certificates, will be treated as evidencing ownership of debt instruments in a **REMIC** for federal income tax purposes.

ERISA Eligibility: Each class of Class A Certificates and Mezzanine Certificates is expected to be ERISA eligible, subject to conditions described in the prospectus.

SMMEA Eligibility: The Offered Certificates will _not_ constitute "mortgage related securities" for purposes of SMMEA.

Distribution Dates: The 25th of each month, or if such day is not a business day, the next succeeding business day, beginning in February 2005.

Accrued Interest: The price to be paid by investors for the Class A Certificates and Mezzanine Certificates will not include accrued interest (settle flat).

Day Count: With respect to the Class A Certificates and Mezzanine Certificates, Actual/360.

Payment Delay: With respect to the Class A Certificates and Mezzanine Certificates, 0 days.

Stepped Servicing Fees: Approximately 0.30% per annum on the aggregate principal balance of the Mortgage Loans for months 1 through 10 from the month of the Closing Date, approximately 0.40% per annum on the aggregate principal balance of the Mortgage Loans for months 11 through 30 from the month of the Closing Date and approximately 0.65% per annum on the aggregate principal balance of the Mortgage Loans for months 31 and thereafter from the month of the Closing Date.


OPTION
ONE

SUMMARY OF TERMS (Continued)

Trustee Fees: Approximately 0.0030% per annum on the aggregate principal balance of the Mortgage Loans.

Cut-off Date: For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of each Mortgage Loan or (ii) the close of business January 1, 2005. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of (i) the origination date or (ii) the first day of the month in which such loan was acquired.

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $1,000,067,140, of which: (i) approximately $240,092,147 consisting of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "Group I Initial Mortgage Loans") and (ii) approximately $759,974,993 consisting of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "Group II Initial Mortgage Loans" and together with the Group I Initial Mortgage Loans, the "Initial Mortgage Loans"). See the attached collateral descriptions for additional information on the Initial Mortgage Loans as of the Cut-off Date.

Group I Pre-Funding Amount: A Group I Pre-Funding Account will be established on the Closing Date into which no more than $48,092,291 will be deposited (the "Group I Pre-Funded Amount"). These funds will be used to purchase subsequent conforming balance fixed rate and adjustable rate Mortgage Loans for deposit in Loan Group I, together with the Group I Initial Mortgage Loans, the "Group I Mortgage Loans". On or prior to January 31, 2005 (the "Pre-Funding Period"), the amounts on deposit in the Group I Pre-Funding Account will be used to purchase subsequent Mortgage Loans (to the extent available) having similar characteristics as the Group I Initial Mortgage Loans (with any unused portion of the Group I Pre-Funded Amount to be distributed as principal to the Class A-1A and Class A-1B Certificates). See "Description of the Collateral".

Group II Pre-Funding Amount: A Group II Pre-Funding Account (together with the Group I Pre-Funding Account, the "Pre-Funding Accounts") will be established on the Closing Date into which no more than $151,840,569 will be deposited (the "Group II Pre-Funded Amount"). These funds will be used to purchase subsequent conforming and non-conforming fixed rate and adjustable rate Mortgage Loans for deposit in Loan Group II, together with the Group II Initial Mortgage Loans, the "Group II Mortgage Loans" and together with the Group I Mortgage Loans, the "Mortgage Loans". During the Pre-Funding Period, the amounts on deposit in the Group II Account will be used to purchase subsequent Mortgage Loans (to the extent available) having similar characteristics as the Group II Initial Mortgage Loans (with any unused portion of the Group II Pre-Funded Amount to be distributed as principal to the Class A-2 Certificates). See "Description of the Collateral".



SUMMARY OF TERMS (Continued)

Optional Termination Date: The Master Servicer will have the right to purchase all of the Mortgage Loans in the mortgage pool once the aggregate principal balance of the Mortgage Loans in both loan groups is less than or equal to 10% of the sum of (i) the Mortgage Loans as of the Cut-off Date, (ii) the original Group I Pre-Funded Amount and (iii) the original Group II Pre-Funded Amount. In the event the Master Servicer fails to exercise its right to such termination, the NIMS Insurer, if any, will have the ability to exercise the termination.

Monthly Master Servicer Advances: The Master Servicer will be obligated to advance its own funds in an amount equal to the aggregate of all payments of principal and interest (net of Servicing Fees) that were due during the related period on the Mortgage Loans. Advances are required to be made only to the extent they are deemed by the Master Servicer to be recoverable from related late collections, insurance proceeds, condemnation proceeds or liquidation proceeds.



CREDIT ENHANCEMENT

Credit Enhancement: Credit enhancement for the structure is provided by the PMI Policy, Excess Cashflow, overcollateralization, and subordination.

Certificate Credit Enhancement

(1) The Class A Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 12.75% subordination of the Mezzanine Certificates, and the Overcollateralization Amount.

(2) The Class M-1 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 8.35% in subordinate Mezzanine Certificates and the Overcollateralization Amount

(3) The Class M-2 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 6.50% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(4) The Class M-3 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 5.35% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(5) The Class M-4 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 4.20% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(6) The Class M-5 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 2.40% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(7) The Class M-6 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 1.50% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(8) The Class M-7 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 0.80% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(9) The Class M-8 Certificates are enhanced by the PMI Policy, Excess Cashflow, approximately 0.45% in subordinate Mezzanine Certificates and the Overcollateralization Amount.

(10) The Class M-9 Certificates are enhanced by the PMI Policy, Excess Cashflow, and the Overcollateralization Amount.

PMI Policy: As of the Cut-off Date, approximately 74.27% of the Initial Mortgage Loans with LTV's above 60% (which equals approximately 68.45% of all of the Initial Mortgage Loans) will be covered by a mortgage insurance policy (the "PMI Policy") issued by PMI. For each of those Mortgage Loans that are covered by the mortgage insurance policy, PMI will provide insurance coverage, down to 60% of the value of the related mortgaged property. It is expected that PMI will provide such coverage on a similar percentage of the Mortgage Loans as of the Cut-off Date and on a similar percentage of the subsequent Mortgage Loans.



CREDIT ENHANCEMENT (Continued)

Overcollateralization Target Amount: The Overcollateralization Target Amount will be approximately 0.50% of the sum of (i) the aggregate Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date.

***Expected* Credit Support Percentage:**

Class	Initial Credit Support	After Stepdown Support
A	13.25%	26.50%
M-1	8.85%	17.70%
M-2	7.00%	14.00%
M-3	5.85%	11.70%
M-4	4.70%	9.40%
M-5	2.90%	5.80%
M-6	2.00%	4.00%
M-7	1.30%	2.60%
M-8	0.95%	1.90%
M-9	0.50%	1.00%

Overcollateralization Amount: The Overcollateralization Amount is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Accounts over the aggregate principal balance of the Certificates (other than the Class C Certificates). On the Closing Date, the Overcollateralization Amount is expected to equal the Overcollateralization Target Amount. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to restore the Overcollateralization Amount to the Overcollateralization Target Amount.

Overcollateralization Release Amount: The Overcollateralization Release Amount means, with respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralization Amount for such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.



CREDIT ENHANCEMENT (Continued)

Overcollateralization Deficiency Amount: The Overcollateralization Deficiency Amount is the excess, if any, of (a) the Overcollateralization Target Amount for such Distribution Date over (b) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the certificate principal balances of all classes of Certificates resulting from the distribution of the Principal Distribution Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to taking into account any Realized Losses allocated to any class of Certificates on such Distribution Date.

Available Funds: Available Funds will be equal to the sum of the following amounts with respect to the Mortgage Loans, net of amounts reimbursable therefrom to the Master Servicer or the Trustee: (i) the aggregate amount of monthly payments on the Mortgage Loans due on the related due date and received by the Master Servicer by the determination date, after deduction of the Trustee Fee for such Distribution Date, the Servicing Fee for such Distribution Date, any accrued and unpaid Servicing Fees and Trustee Fees in respect of any prior Distribution Dates, and any PMI Policy fee for such Distribution Date (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, insurance proceeds, net liquidation proceeds and proceeds from repurchases of and substitutions for such Mortgage Loans occurring during the related Prepayment Period, excluding prepayment charges, (iii) payments from the Master Servicer in connection with Advances and prepayment interest shortfalls for such Distribution Date and (iv) amounts transferred from the interest coverage accounts (if required) and, at the end of each Pre-Funding Period, any excess amounts transferred from the Pre-Funding Accounts.

Excess Cashflow: For the Certificates and each Distribution Date is equal to the sum of (x) any Overcollateralization Release Amount and (y) the excess, if any, of the Available Funds over the sum of (i) the current and unpaid interest paid on the Class A Certificates and the current interest paid on the Mezzanine Certificates and (ii) the Principal Remittance Amount.

Stepdown Date: The earlier to occur of (i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (a) the Distribution Date in February 2008 and (b) the first Distribution Date on which the Credit Enhancement Percentage (after taking into account distributions of principal on such Distribution Date) is greater than or equal to 26.50%. The Credit Enhancement Percentage is obtained by dividing (x) the aggregate certificate principal balance of the Mezzanine Certificates and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans plus any remaining funds in the Pre-Funding Accounts.



CREDIT ENHANCEMENT (Continued)

Trigger Event:

A Trigger Event is in effect with respect to any Distribution Date on or after the Stepdown Date (i) if the 60+ day delinquency percentage (including loans that are in bankruptcy or foreclosure and are 60+ days delinquent or that are REO) is greater than 56.00% of the Credit Enhancement Percentage for the prior distribution date or (ii) if during such period the Cumulative Realized Loss Percentage exceeds the values defined below:

Distribution Dates	Cumulative Realized Loss Percentage
February 2008 – January 2009	2.00%
February 2009 – January 2010	2.75%
February 2010 – January 2011	3.25%
February 2011 and thereafter	3.50%

Group I Trigger Event:

A Group I Trigger Event is in effect with respect to any Distribution Date if (i) a Trigger Event is in effect or (ii) if, prior to the Distribution Date in February 2008, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds 2.00%.



PASS-THROUGH RATES

Pass-Through Rate: The Pass-Through Rate for each class of the Offered Certificates for any Distribution Date will be the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

Formula Rate: The Formula Rate is the lesser of:

(i) the sum of (a) one-month LIBOR as determined for the related period and (b) the certificate margin for the applicable class, and

(ii) the Maximum Cap Rate for such Distribution Date.

On each Distribution Date after the Optional Termination Date, the certificate margins for the Class A Certificates will be 2 times their initial margins, and the certificate margins for the Mezzanine Certificates will be 1.5 times their respective initial margin.

Adjusted Net Mortgage Rate: The "Adjusted Net Mortgage Rate" for each Mortgage Loan is equal to the mortgage rate less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Policy fee rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "Adjusted Net Maximum Mortgage Rate" for each Mortgage Loan is equal to the maximum mortgage rate (or the mortgage rate in the case of any fixed rate mortgage loan) less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Policy fee rate, if applicable.

Maximum Cap Rate: The Maximum Cap Rate for each class of Class A Certificates and any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans in the related loan group.

The Maximum Cap Rate for the Mezzanine Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the aggregate certificate balance of the related Class A Certificates) of (i) the weighted average Adjusted Net Maximum Mortgage Rates on the Group I Mortgage Loans and (ii) the weighted average of the Adjusted Net Maximum Mortgage Rates on the Group II Mortgage Loans.



PASS-THROUGH RATES (Continued)

Net WAC Rate:

The Net WAC Rate for each class of Class A Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group.

The Net WAC Rate for the Mezzanine Certificates on any Distribution Date is a per annum rate (subject to adjustment based on the actual number of days elapsed in the related Accrual Period) equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the aggregate certificate balance of the related Class A Certificates) of (i) the weighted average Adjusted Net Mortgage Rate on the Group I Mortgage Loans and (ii) the weighted average Adjusted Net Mortgage Rate on the Group II Mortgage Loans.

Net WAC Rate Carryover Amount:

For any Distribution Date the "Net WAC Rate Carryover Amount" for any class of Certificates is the sum of (1) the excess, if any, of the amount of interest that would have accrued on such class had the Net WAC Rate not applied over the amount of interest actually accrued on such class based on the related Net WAC Rate, (2) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Dates, and (3) accrued interest at the related Formula Rate on the amount described in clause (2) for the most recently ended Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.


OPTION
ONE

YIELD MAINTENANCE AGREEMENT

Yield Maintenance Agreement –

Class A-1A/A-1B Certificates:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty (the "Counterparty") for the benefit of the Class A-1A and Class A-1B Certificates. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds a ceiling rate. Net WAC Rate Carryover Amounts will be covered to the extent of payments received by the Trustee under the Yield Maintenance Agreement. The Yield Maintenance Agreement will terminate after the Distribution Date in May 2007.

Yield Maintenance Agreement –

Class A-2/A-3/A-4 Certificates:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty (the "Counterparty") for the benefit of the Class A-2, Class A-3, and Class A-4 Certificates. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds a ceiling rate. Net WAC Rate Carryover Amounts will be covered to the extent of payments received by the Trustee under the Yield Maintenance Agreement. The Yield Maintenance Agreement will terminate after the Distribution Date in May 2007.

Yield Maintenance Agreement –

Mezzanine Certificates:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with the Counterparty for the benefit of the Mezzanine Certificates. In exchange for a fixed payment on the Closing Date, the Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the strike rate. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds a ceiling rate. Net WAC Rate Carryover Amounts will be covered to the extent of payments received by the Trustee under the Yield Maintenance Agreement. The Yield Maintenance Agreement will terminate after the Distribution Date in June 2008.


OPTION ONE

INTEREST DISTRIBUTIONS

I. On each Distribution Date, the Group I Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *pro rata*, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for each such class for such Distribution Date to the extent not distributed pursuant to II(i) and II(ii) below.

II. On each Distribution Date, the Group II Interest Remittance Amount will be distributed from Available Funds in the following order of priority:

(i) concurrently, to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *pro rata*, based on their respective entitlements, current interest for such Distribution Date;

(ii) concurrently, to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *pro rata*, based on their respective entitlements, the Unpaid Interest Shortfall Amount, if any, for such Distribution Date; and

(iii) concurrently, to the holders of the Class A-1A and Class A-1B Certificates, the remaining current interest and remaining Unpaid Interest Shortfall Amount, if any, for such class for such Distribution Date to the extent not distributed pursuant to I(i) and I(ii) above.

III. On each Distribution Date, following the distributions made pursuant to clauses I and II above, the Trustee shall make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Interest Remittance Amount remaining undistributed for such Distribution Date:

(i) to the holders of the Class M-1 Certificates, current interest for such class for such Distribution Date;

(ii) to the holders of the Class M-2 Certificates, current interest for such class for such Distribution Date;

(iii) to the holders of the Class M-3 Certificates, current interest for such class for such Distribution Date;

(iv) to the holders of the Class M-4 Certificates, current interest for such class for such Distribution Date;

(v) to the holders of the Class M-5 Certificates, current interest for such class for such Distribution Date;

(vi) to the holders of the Class M-6 Certificates, current interest for such class for such Distribution Date;

(vii) to the holders of the Class M-7 Certificates, current interest for such class for such Distribution Date;

(viii) to the holders of the Class M-8 Certificates, current interest for such class for such Distribution Date;

(ix) to the holders of the Class M-9 Certificates, current interest for such class for such Distribution Date; and

(x) any remainder as described under "Excess Cashflow Distribution".


OPTION
ONE

PRINCIPAL DISTRIBUTIONS

I. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-1A and Class A-1B Certificates as described below until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *sequentially*, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to II(i) below;

II. On each Distribution Date, (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group II Principal Distribution Amount, to the extent available, will be distributed in the following order of priority:

(i) to the holders of the Class A-2, Class A-3 and Class A-4 Certificates, *sequentially*, until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the holders of the Class A-1A and Class A-1B Certificates as described below, until the certificate principal balance of each such class has been reduced to zero, to the extent not distributed pursuant to I(i) above.

III. On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after I and II above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates until the certificate principal balance is reduced to zero;

(ii) to the Class M-2 Certificates until the certificate principal balance is reduced to zero;

(iii) to the Class M-3 Certificates until the certificate principal balance is reduced to zero;

(iv) to the Class M-4 Certificates until the certificate principal balance is reduced to zero;

(v) to the Class M-5 Certificates until the certificate principal balance is reduced to zero;

(vi) to the Class M-6 Certificates until the certificate principal balance is reduced to zero;

(vii) to the Class M-7 Certificates until the certificate principal balance is reduced to zero;

(viii) to the Class M-8 Certificates until the certificate principal balance is reduced to zero; and

(ix) to the Class M-9 Certificates until the certificate principal balance is reduced to zero.



PRINCIPAL DISTRIBUTIONS (Continued)

IV. On each Distribution Date, (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount will be distributed in the following order of priority:

(i) to the Class A-1A and Class A-1B Certificates as described below, the Group I Senior Principal Distribution Amount, until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the Class A-2, Class A-3 and Class A-4 Certificates, *sequentially,* the Group II Senior Principal Distribution Amount remaining undistributed, until the certificate principal balance of each such class has been reduced to zero.

V. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group II Principal Distribution Amount will be distributed in the following order of priority:

(i) to the Class A-2, Class A-3 and Class A-4 Certificates, *sequentially,* the Group II Senior Principal Distribution Amount until the certificate principal balance of each such class has been reduced to zero; and

(ii) to the Class A-1A and Class A-1B Certificates as described below, the Group I Senior Principal Distribution Amount remaining undistributed until the certificate principal balance of each such class has been reduced to zero.

VI. On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Principal Distribution Amount remaining undistributed after IV and V above for such Distribution Date shall be made in the following amounts and order of priority:

(i) to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(ii) to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iii) to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(iv) to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(v) to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vi) to the Class M-6 Certificates, the Class M-6 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(vii) to the Class M-7 Certificates, the Class M-7 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero;

(viii) to the Class M-8 Certificates, the Class M-8 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero; and

(ix) to the Class M-9 Certificates, the Class M-9 Principal Distribution Amount until the certificate principal balance thereof is reduced to zero.

All principal distribution on the Class A-1A and Class A-1B Certificates will be made concurrently to the Class A-1A and Class A-1B Certificates, *pro rata;* provided, however, that if a Group I Trigger Event is in effect, principal distributions will be made sequentially to the Class A-1A and Class A-1B Certificates, in that order, in each case until their respective certificate principal balances are reduced to zero.



EXCESS CASHFLOW DISTRIBUTION

On each Distribution Date, any Excess Cashflow shall be paid as follows:

(i) to restore or maintain the Overcollateralization Amount to the Overcollateralization Target Amount payable in the same manner and priorities as described under Principal Distributions above;

(ii) to the Class A-1B Certificates, any Allocated Realized Loss Amount;

(iii) to the Class M-1 Certificates, any Unpaid Interest Shortfall Amount;

(iv) to the Class M-1 Certificates, any Allocated Realized Loss Amounts;

(v) to the Class M-2 Certificates, any Unpaid Interest Shortfall Amount;

(vi) to the Class M-2 Certificates, any Allocated Realized Loss Amounts;

(vii) to the Class M-3 Certificates, any Unpaid Interest Shortfall Amount;

(viii) to the Class M-3 Certificates, any Allocated Realized Loss Amounts;

(ix) to the Class M-4 Certificates, any Unpaid Interest Shortfall Amount;

(x) to the Class M-4 Certificates, any Allocated Realized Loss Amounts;

(xi) to the Class M-5 Certificates, any Unpaid Interest Shortfall Amount;

(xii) to the Class M-5 Certificates, any Allocated Realized Loss Amounts;

(xiii) to the Class M-6 Certificates, any Unpaid Interest Shortfall Amount;

(xiv) to the Class M-6 Certificates, any Allocated Realized Loss Amounts;

(xv) to the Class M-7 Certificates, any Unpaid Interest Shortfall Amount;

(xvi) to the Class M-7 Certificates, any Allocated Realized Loss Amounts;

(xvii) to the Class M-8 Certificates, any Unpaid Interest Shortfall Amount;

(xviii) to the Class M-8 Certificates, any Allocated Realized Loss Amounts;

(xix) to the Class M-9 Certificates, any Unpaid Interest Shortfall Amount;

(xx) to the Class M-9 Certificates, any Allocated Realized Loss Amounts;

(xxi) an amount equal to any unpaid remaining Net WAC Rate Carryover Amounts to the extent not covered by the Yield Maintenance Agreement(s) with respect to the Class A and Mezzanine Certificates to such Certificates first, *pro rata*, to the Class A Certificates based on the remaining Net WAC Carryover Amount and second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates; and

(xxii) any remaining amounts to Certificates which are not offered hereby.



DEFINITIONS

Allocated Realized Loss Amount: An Allocated Realized Loss Amount with respect to any class of Mezzanine Certificates or the Class A-1B Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount) and the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 82.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount) and the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 86.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.



DEFINITIONS (Continued)

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount) and the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 88.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), and the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 90.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.



DEFINITIONS (Continued)

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), and the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 94.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount) and the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 96.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.



DEFINITIONS (Continued)

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount) and the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 97.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount) and the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 98.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.



DEFINITIONS (Continued)

Class M-9 Principal Distribution Amount: The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of the aggregate certificate principal balance of the Class A Certificates (after taking into account the Senior Principal Distribution Amount), the Class M-1 Certificates (after taking into account the Class M-1 Principal Distribution Amount), the Class M-2 Certificates (after taking into account the Class M-2 Principal Distribution Amount), the Class M-3 Certificates (after taking into account the Class M-3 Principal Distribution Amount), the Class M-4 Certificates (after taking into account the Class M-4 Principal Distribution Amount), the Class M-5 Certificates (after taking into account the Class M-5 Principal Distribution Amount), the Class M-6 Certificates (after taking into account the Class M-6 Principal Distribution Amount), the Class M-7 Certificates (after taking into account the Class M-7 Principal Distribution Amount), the Class M-8 Certificates (after taking into account the Class M-8 Principal Distribution Amount) and the Class M-9 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 99.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related due period, minus the product of (x) 0.50% and (y) the sum of (i) the Principal Balance of the Mortgage Loans as of the Cut-off Date and (ii) the original Pre-Funded Amounts.

Extra Principal Distribution Amount: The Extra Principal Distribution Amount with respect to any Distribution Date is the lesser of (x) the Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Group I Basic Principal Distribution Amount: The Group I Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group I Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group I Principal Percentage.

Group I Interest Remittance Amount: The Group I Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans.

Group I Principal Distribution Amount: The Group I Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group I Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group I Principal Percentage.

Group I Principal Percentage: The Group I Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.



DEFINITIONS (Continued)

Group I Principal Remittance Amount:

The Group I Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group I Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group I Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group I Account after giving effect to any purchase of Subsequent Group I Mortgage Loans.

Group I Senior Principal Distribution Amount:

Group I Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the aggregate certificate principal balance of the Class A-1A and Class A-1B Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 73.50% and (2) the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the amount by which the aggregate Principal Balance of the Group I Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period exceeds the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group I Mortgage Loans on the Cut-off Date and the Group I Pre-Funding Amount.

Group II Basic Principal Distribution Amount:

The Group II Basic Principal Distribution Amount means with respect to any Distribution Date the excess of (i) the Group II Principal Remittance Amount for such Distribution Date over (ii) the product of (a) the Overcollateralization Release Amount, if any, for such Distribution Date and (b) the Group II Principal Percentage.

Group II Interest Remittance Amount:

The Group II Interest Remittance Amount with respect to any Distribution Date is that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount with respect to any Distribution Date is the sum of (i) the Group II Basic Principal Distribution Amount for such Distribution Date and (ii) the product of (a) the Extra Principal Distribution Amount for such Distribution Date and (b) the Group II Principal Percentage.


OPTION
ONE

DEFINITIONS (Continued)

Group II Principal Remittance Amount: The Group II Principal Remittance Amount means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all related net liquidation proceeds and insurance proceeds received during such Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during such Prepayment Period, (v) the principal portion of any related Substitution Adjustments deposited in the Collection Account during such Prepayment Period with respect to the Group II Mortgage Loans, (vi) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the Termination Price, representing principal with respect to the Group II Mortgage Loans and (vii) on the Distribution Date immediately following the end of the Funding Period, any amounts remaining in the Group II Account after giving effect to any purchase of Subsequent Group II Mortgage Loans.

Group II Principal Percentage: The Group II Principal Percentage for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (i) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (ii) the Principal Remittance Amount for such Distribution Date.

Interest Remittance Amount: The Interest Remittance Amount is the sum of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount.

Principal Remittance Amount: The Principal Remittance Amount is the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

Principal Distribution Amount: The Principal Distribution Amount is the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.



DEFINITIONS (Continued)

Group II Senior Principal Distribution Amount:

Group II Senior Principal Distribution Amount means as of any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of (a) the certificate principal balances of the Class A-2, Class A-3, and Class A-4 Certificates immediately prior to such Distribution Date over (b) the lesser of (x) the product of (1) approximately 73.50% and (2) the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period and (y) the amount by which the aggregate Principal Balance of the Group II Mortgage Loans as of the last day of the related due period after giving effect to prepayments in the related Prepayment Period exceeds the product of (1) 0.50% and (2) the aggregate Principal Balance of the Group II Mortgage Loans on the Cut-off Date and the Group II Pre-Funding Amount.

Realized Loss:

Realized Loss means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates, eleventh to the Class M-1 Certificates, and twelfth, with respect to any remaining realized losses on the Group I Mortgage Loan, to the Class A-1B Certificates. An allocation of any Realized Losses to a Mezzanine Certificate on any Distribution Date will be made by reducing the certificate principal balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A-1A, Class A-2, Class A-3 or Class A-4 Certificates. However it is possible that under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to pay the Class A-1A, Class A-2, Class A-3 and Class A-4 Certificates all interest and principal amounts to which such Certificates are then entitled.

Senior Principal Distribution Amount:

The Senior Principal Distribution Amount is an amount equal to the sum of (i) the Group I Senior Principal Distribution Amount and (ii) the Group II Senior Principal Distribution Amount.


OPTION ONE

DEFINITIONS (Continued)

Unpaid Interest Shortfall Amount:

The Unpaid Interest Shortfall Amount means (i) for each class of Class A Certificates and Mezzanine Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) current interest for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not distributed on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the most recently ended Interest Accrual Period.



DESCRIPTION OF COLLATERAL

INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Cut-off Date Principal Balance	$1,000,067,140.04		
Number of Loans	5,638		
Average Original Loan Balance	$177,628.51	$50,000.00	$1,100,000.00
Average Current Loan Balance	$177,379.77	$49,707.50	$1,095,069.82
(1) Weighted Average Combined Original LTV	78.33%	10.17%	100.00%
(1) Weighted Average Gross Coupon	7.214%	4.650%	12.750%
(1) (2) Weighted Average Gross Margin	5.346%	2.740%	10.500%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	23	1	176
(1) Weighted Average Remaining Term to Maturity (months)	355	119	360
(1) (3) Weighted Average FICO Score	611	500	813

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.39% of the Mortgage Loans have FICO Scores.

	Range	Percent of Cut-off Date Principal Balance
Product Type	Adjustable	81.00%
	Fixed	19.00%
Fully Amortizing Mortgage Loans		88.60%
Lien	First	99.25%
	Second	0.75%
Property Type	SFR	73.59%
	PUD	10.18%
	2-4 Family	10.50%
	Low Rise Condo	4.31%
	Manufactured Housing	1.01%
	High Rise Condo	0.39%
Occupancy Status	Owner Occupied	93.18%
	Non-Owner Occupied	5.37%
	Second Home	1.45%
Geographic Distribution	California	21.95%
	New York	12.89%
	Massachusetts	7.62%
	Florida	6.22%
	Texas	6.05%
	New Jersey	4.63%
Number of States		47
Largest Zip Code Concentration	92336	0.41%
Loans with Mortgage Insurance		68.45%
Loans with Prepayment Penalties		70.76%


OPTION ONE

GROUP I INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Cut-off Date Principal Balance	$240,092,146.85		
Number of Loans	1,441		
Average Original Loan Balance	$166,836.91	$50,000.00	$560,000.00
Average Current Loan Balance	$166,614.95	$49,842.12	$557,644.43
(1) Weighted Average Combined Original LTV	78.37%	21.13%	100.00%
(1) Weighted Average Gross Coupon	7.203%	4.650%	12.200%
(1) (2) Weighted Average Gross Margin	5.389%	2.825%	9.500%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	23	4	35
(1) Weighted Average Remaining Term to Maturity (months)	356	119	360
(1) (3) Weighted Average FICO Score	611	500	794

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.25% of the Mortgage Loans have FICO Scores.

	Range	Percent of Cut-off Date Principal Balance
Product Type	Adjustable	80.80%
	Fixed	19.20%
Fully Amortizing Mortgage Loans		90.64%
Lien	First	99.52%
	Second	0.48%
Property Type	SFR	73.79%
	2-4 Family	13.13%
	PUD	7.94%
	Low Rise Condo	4.64%
	Manufactured Housing	0.00%
	High Rise Condo	0.50%
Occupancy Status	Owner Occupied	92.82%
	Non-Owner Occupied	5.73%
	Second Home	1.45%
Geographic Distribution	California	18.61%
	New York	11.16%
	Massachusetts	7.50%
	Florida	6.63%
	Texas	6.02%
	New Jersey	6.00%
Number of States		45
Largest Zip Code Concentration	91331	0.68%
Loans with Mortgage Insurance		67.61%
Loans with Prepayment Penalties		71.33%



Range of Mortgage Coupons (%)

Range of Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501 - 5.000	15	$3,147,908.35	1.31%	40.46%	4.921%	648	69.93%	360	358	2
5.001 - 5.500	42	9,206,636.52	3.83	39.26	5.352	659	76.49	360	358	2
5.501 - 6.000	140	30,427,070.65	12.67	40.74	5.837	642	75.97	358	357	2
6.001 - 6.500	158	32,946,460.71	13.72	38.44	6.321	639	75.35	359	358	2
6.501 - 7.000	245	44,209,175.97	18.41	39.70	6.801	626	78.34	358	356	2
7.001 - 7.500	218	36,056,304.91	15.02	39.71	7.301	600	79.28	358	356	2
7.501 - 8.000	206	32,249,488.30	13.43	39.88	7.795	591	81.17	358	356	2
8.001 - 8.500	141	19,186,485.75	7.99	38.84	8.306	579	80.73	356	354	2
8.501 - 9.000	126	16,071,448.21	6.69	40.06	8.786	571	81.56	354	352	2
9.001 - 9.500	53	5,989,191.45	2.49	35.77	9.306	552	79.87	357	356	2
9.501 - 10.000	50	6,425,017.83	2.68	40.35	9.807	568	78.08	358	355	2
10.001 - 10.500	27	2,614,924.98	1.09	40.90	10.295	550	76.78	350	349	2
10.501 - 11.000	11	852,810.48	0.36	34.39	10.685	537	76.74	360	358	2
11.001 - 11.500	6	372,327.87	0.16	39.54	11.289	604	74.00	360	357	3
11.501 - 12.000	2	282,058.86	0.12	35.23	11.828	516	66.76	338	334	4
12.001 - 12.500	1	54,836.01	0.02	47.70	12.200	511	78.09	240	237	3
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**





Combined Original Loan-to-Value Ratio (%)

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
20.01 - 25.00	3	$287,865.07	0.12%	37.51%	8.079%	557	23.28%	322	320	2
30.01 - 35.00	8	1,124,760.36	0.47	36.88	6.856	589	32.81	352	350	2
35.01 - 40.00	8	1,092,594.27	0.46	31.88	6.420	627	38.37	342	340	2
40.01 - 45.00	9	1,382,211.62	0.58	38.29	6.924	598	42.58	342	340	2
45.01 - 50.00	13	2,287,031.97	0.95	41.74	6.952	619	47.67	353	351	2
50.01 - 55.00	28	4,757,272.89	1.98	35.99	6.855	604	53.28	355	353	2
55.01 - 60.00	50	8,454,862.25	3.52	37.33	6.489	607	58.02	355	353	1
60.01 - 65.00	90	15,533,222.82	6.47	41.58	7.366	584	63.48	359	357	2
65.01 - 70.00	85	15,869,622.56	6.61	38.81	6.859	593	68.69	359	357	2
70.01 - 75.00	147	25,204,730.48	10.50	39.30	7.299	584	73.90	360	358	2
75.01 - 80.00	530	84,283,450.74	35.10	39.39	7.130	614	79.69	358	356	2
80.01 - 85.00	141	24,307,295.93	10.12	39.46	7.406	607	84.52	357	355	2
85.01 - 90.00	175	30,579,298.35	12.74	40.43	7.353	629	89.62	359	357	2
90.01 - 95.00	146	23,641,148.21	9.85	40.21	7.467	633	94.69	358	357	2
95.01 - 100.00	8	1,286,779.33	0.54	42.43	7.682	732	100.00	360	358	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**



Cut-off Date Principal Balance ($)

Cut-off Date Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	14	$699,080.35	0.29%	33.60%	8.405%	620	68.00%	304	303	1
50,000.01 - 75,000.00	173	10,777,200.93	4.49	35.69	8.603	598	80.15	345	343	2
75,000.01 - 100,000.00	167	14,558,943.73	6.06	36.01	8.080	595	79.05	354	352	2
100,000.01 - 125,000.00	179	20,207,194.30	8.42	37.70	7.710	603	78.91	358	356	2
125,000.01 - 150,000.00	175	24,197,683.93	10.08	36.78	7.287	604	76.92	356	354	2
150,000.01 - 175,000.00	138	22,365,636.75	9.32	37.89	7.029	610	78.03	357	355	2
175,000.01 - 200,000.00	143	26,983,644.30	11.24	39.26	7.108	611	78.10	360	358	2
200,000.01 - 225,000.00	132	28,130,470.06	11.72	39.86	7.042	608	77.21	359	357	2
225,000.01 - 250,000.00	84	19,925,659.74	8.30	39.68	6.957	612	75.41	360	358	2
250,000.01 - 275,000.00	70	18,347,570.94	7.64	41.63	6.971	610	77.98	360	358	2
275,000.01 - 300,000.00	61	17,655,603.90	7.35	41.86	7.058	619	80.08	360	358	2
300,000.01 - 325,000.00	43	13,389,917.85	5.58	42.52	6.444	626	78.97	360	358	2
325,000.01 - 350,000.00	32	10,829,632.10	4.51	44.00	6.957	606	80.48	360	358	2
350,000.01 - 375,000.00	12	4,308,759.48	1.79	41.85	7.035	646	83.04	360	358	2
375,000.01 - 400,000.00	3	1,160,480.39	0.48	51.58	6.469	663	85.08	360	358	2
400,000.01 - 425,000.00	8	3,318,781.70	1.38	48.34	6.594	638	81.17	360	359	1
425,000.01 - 450,000.00	3	1,281,258.04	0.53	42.30	6.734	671	91.35	360	359	1
450,000.01 - 475,000.00	2	913,542.08	0.38	47.20	6.251	656	87.49	360	357	3
475,000.01 - 500,000.00	1	483,441.85	0.20	53.25	8.255	573	75.00	360	359	1
550,000.01 - 575,000.00	1	557,644.43	0.23	38.37	5.750	709	66.67	360	356	4
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**

Original Term to Maturity (Months)

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	2	$108,408.28	0.05%	31.51%	8.137%	569	79.93%	120	119	1
180	24	2,186,490.77	0.91	36.32	7.846	623	72.82	180	178	2
240	13	1,151,776.35	0.48	41.34	7.755	619	68.63	240	238	2
360	1,402	236,645,471.45	98.56	39.57	7.194	611	78.46	360	358	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**

Remaining Term to Maturity (Months)

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 - 120	2	$108,408.28	0.05%	31.51%	8.137%	569	79.93%	120	119	1
171 - 175	1	53,485.71	0.02	37.71	8.550	566	80.00	180	174	6
176 - 180	23	2,133,005.06	0.89	36.28	7.828	625	72.64	180	178	2
231 - 235	1	90,192.88	0.04	42.02	7.750	625	24.27	240	235	5
236 - 240	12	1,061,583.47	0.44	41.28	7.756	618	72.40	240	238	2
346 - 350	2	197,669.04	0.08	41.86	8.457	602	73.06	360	348	12
351 - 355	94	14,593,543.15	6.08	39.93	7.734	607	80.91	360	355	5
356 - 360	1,306	221,854,259.26	92.40	39.55	7.158	611	78.31	360	358	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**



Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
751 - 800	22	$4,068,059.58	1.69%	38.74%	7.111%	766	88.91%	360	358	2
701 - 750	72	14,390,702.27	5.99	38.49	6.381	722	81.00	360	358	2
651 - 700	214	38,056,527.89	15.85	39.92	6.640	672	80.15	356	354	2
601 - 650	465	79,480,351.76	33.10	39.19	6.835	624	79.20	357	355	2
551 - 600	374	58,335,610.82	24.30	39.37	7.465	579	77.38	358	357	2
501 - 550	275	43,521,772.48	18.13	40.97	8.249	526	74.66	359	357	2
451 - 500	3	429,760.45	0.18	47.31	8.314	500	79.98	360	357	3
Not Available	16	1,809,361.60	0.75	25.35	8.128	N/A	80.28	360	358	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	935	$159,930,437.44	66.61%	39.44%	6.892%	631	79.42%	358	356	2
AA	215	34,043,330.52	14.18	40.03	7.486	588	78.96	356	354	2
A	97	14,379,883.34	5.99	39.12	7.734	557	77.94	359	358	2
B	112	17,750,808.08	7.39	38.16	7.976	552	71.89	358	355	2
C	43	7,868,417.39	3.28	43.16	8.622	545	73.69	360	358	2
CC	18	3,025,942.85	1.26	43.95	9.673	546	65.72	360	358	2
NG	21	3,093,327.23	1.29	36.25	7.246	638	80.48	360	355	5
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**






Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	1,139	$177,169,868.59	73.79%	38.87%	7.252%	603	77.68%	357	355	2
2-4 Family	130	31,527,352.63	13.13	43.13	6.986	642	79.63	358	356	2
PUD	103	19,059,253.01	7.94	40.31	7.076	617	80.43	360	358	2
Low Rise Condominium	64	11,141,308.38	4.64	39.54	7.314	631	81.69	358	357	2
High Rise Condominium	5	1,194,364.24	0.50	36.77	6.747	670	82.10	360	358	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	1,324	$222,842,961.80	92.82%	39.70%	7.160%	608	78.19%	358	356	2
Non-Owner Occupied	99	13,759,733.07	5.73	36.39	7.835	652	79.91	359	357	2
Second Home	18	3,489,451.98	1.45	41.70	7.482	657	83.34	353	351	3
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**



Documentation

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	885	$133,480,972.76	55.60%	39.69%	7.274%	602	79.80%	357	355	2
Stated Income Documentation	537	103,333,282.82	43.04	39.36	7.118	620	76.46	359	357	2
No Documentation	18	3,198,801.19	1.33	0.00	6.984	684	80.11	351	349	2
Lite Documentation	1	79,090.08	0.03	44.93	7.850	700	80.00	360	358	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Cash Out Refinance	999	$165,101,625.19	68.77%	39.52%	7.252%	599	76.64%	357	355	2
Purchase	366	61,968,085.07	25.81	39.59	7.036	643	83.18	360	358	2
Rate Term Refinance	76	13,022,436.59	5.42	39.70	7.389	610	77.36	354	351	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**





Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	960	$162,158,080.10	67.54%	39.37%	7.304%	601	79.43%	360	358	2
30 Year Fixed	273	40,132,672.79	16.72	39.42	7.351	628	73.81	360	358	2
2/28 ARM with 5yr IO	80	18,781,700.97	7.82	41.89	6.324	644	81.78	360	358	2
3/27 ARM	66	10,652,310.37	4.44	37.44	6.722	620	76.24	360	358	2
3/27 ARM with 5yr IO	8	2,100,200.00	0.87	41.86	6.175	634	83.45	360	358	2
15 Year Fixed	21	2,023,101.68	0.84	36.23	7.802	626	72.09	180	179	1
30 Year Fixed with 5yr IO	7	1,599,770.00	0.67	44.93	6.429	680	74.69	360	359	1
20 Year Fixed	13	1,151,776.35	0.48	41.34	7.755	619	68.63	240	238	2
30 Year Fixed Rate Reduction	7	1,085,301.86	0.45	42.63	7.581	573	65.52	360	357	3
2/13 ARM	3	163,389.09	0.07	37.35	8.386	592	81.82	180	176	4
Other	3	243,843.64	0.10	41.68	8.783	555	82.75	253	252	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**

Interest Only Mortgage Loans

Interest Only	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Not Interest Only	1,346	$217,610,475.88	90.64%	39.28%	7.295%	607	78.05%	357	356	2
Interest Only	95	22,481,670.97	9.36	42.11	6.317	646	81.43	360	358	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**

Lien Position

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	1,423	$238,928,141.18	99.52%	39.53%	7.188%	611	78.40%	358	356	2
2	18	1,164,005.67	0.48	43.72	10.235	584	71.22	318	315	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**

Prepayment Penalty Term (Months)

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	416	$68,837,769.11	28.67%	39.76%	7.467%	603	78.90%	357	356	2
12	81	16,538,619.01	6.89	40.52	6.859	622	74.64	355	354	1
24	714	122,216,024.43	50.90	39.32	7.089	609	79.55	360	358	2
30	2	475,254.33	0.20	36.60	7.809	593	67.86	360	357	3
36	228	32,024,479.97	13.34	39.51	7.241	629	74.79	352	350	2
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**


OPTION ONE

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	203	$44,691,092.29	18.61%	40.85%	6.882%	611	74.07%	358	356	2
New York	120	26,796,383.21	11.16	42.06	7.056	613	75.63	358	356	1
Massachusetts	79	18,000,386.45	7.50	40.36	6.512	628	74.93	359	357	2
Florida	113	15,924,870.72	6.63	38.22	7.478	611	79.95	360	358	2
Texas	126	14,449,492.31	6.02	38.37	7.868	593	79.33	351	349	2
New Jersey	73	14,411,527.12	6.00	39.58	7.422	602	78.79	358	356	2
Connecticut	39	7,236,911.19	3.01	41.92	7.052	603	78.86	360	359	1
Rhode Island	35	7,072,388.41	2.95	42.14	6.539	622	79.05	356	354	1
Virginia	43	6,538,524.24	2.72	36.84	7.385	613	80.17	358	357	2
Pennsylvania	50	6,450,347.52	2.69	38.99	7.369	614	82.90	360	358	2
Illinois	36	6,417,631.30	2.67	40.44	7.871	594	80.38	356	355	2
Ohio	56	5,884,366.45	2.45	34.58	8.134	610	83.43	358	356	2
Michigan	54	5,820,875.68	2.42	37.51	7.718	608	82.65	356	355	1
Nevada	28	5,556,159.59	2.31	41.42	6.955	623	79.41	360	358	2
New Hampshire	28	4,926,765.25	2.05	39.65	6.972	618	77.12	358	356	2
Maryland	23	4,839,045.64	2.02	39.87	7.556	590	79.41	360	358	2
Colorado	26	4,663,306.62	1.94	38.46	6.338	626	81.26	360	358	2
Georgia	31	4,372,576.74	1.82	39.33	7.875	630	84.30	360	358	2
North Carolina	29	3,555,900.02	1.48	36.17	7.701	599	81.10	356	354	2
Arizona	20	3,308,233.59	1.38	38.23	6.893	619	80.53	360	359	1
Minnesota	18	2,915,700.06	1.21	38.65	7.236	583	78.99	360	359	1
Washington	18	2,850,037.77	1.19	39.97	6.700	633	79.43	360	358	2
Maine	17	2,600,437.57	1.08	37.69	7.087	615	80.13	353	352	2
Wisconsin	19	2,281,594.43	0.95	37.92	7.470	600	80.21	360	359	1
Indiana	18	2,113,514.12	0.88	34.74	7.708	597	83.15	360	358	2
Alabama	15	1,875,708.59	0.78	33.40	7.873	590	86.25	333	331	2
Oregon	10	1,701,235.50	0.71	40.39	6.558	621	83.14	360	358	2
Missouri	14	1,660,999.85	0.69	38.53	8.030	601	82.72	360	358	2
Vermont	9	1,511,558.48	0.63	29.41	7.053	645	85.90	360	358	2
South Carolina	13	1,355,816.40	0.56	35.31	7.545	632	88.63	360	359	1
Delaware	7	1,022,543.22	0.43	40.30	7.814	585	76.71	347	345	2
Tennessee	11	924,287.51	0.38	38.18	8.191	621	81.70	346	345	1
Idaho	8	892,270.65	0.37	36.17	6.817	624	78.96	360	359	1
Utah	6	875,854.68	0.36	32.48	6.819	642	87.23	360	357	3
Louisiana	8	862,953.39	0.36	45.03	7.382	592	85.32	360	358	2
Mississippi	7	569,288.21	0.24	36.92	9.491	598	88.00	336	334	2
Oklahoma	6	535,767.55	0.22	39.73	7.864	605	80.02	360	359	1
Kentucky	4	505,191.44	0.21	38.68	7.166	649	88.88	360	359	1
Hawaii	4	494,594.69	0.21	39.07	7.337	572	71.20	360	358	2
Wyoming	4	417,958.78	0.17	30.53	6.497	629	79.00	360	359	1
Iowa	4	347,384.74	0.14	32.81	8.497	576	81.36	360	359	1
Montana	2	322,782.16	0.13	39.12	8.178	612	69.24	360	359	1
Arkansas	4	298,759.80	0.12	31.80	8.890	546	86.16	360	357	3
Nebraska	2	124,799.68	0.05	37.61	7.106	703	81.35	360	359	1
Kansas	1	114,323.24	0.05	29.48	8.000	527	80.00	360	359	1
Total:	**1,441**	**$240,092,146.85**	**100.00%**	**39.55%**	**7.203%**	**611**	**78.37%**	**358**	**356**	**2**

Range of Gross Margins (%) – (Adjustable Loans Only)

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501 - 3.000	4	$851,981.13	0.44%	39.35%	5.122%	632	67.36%	360	359	1
3.001 - 3.500	23	5,696,278.83	2.94	37.54	5.355	679	71.56	360	358	2
3.501 - 4.000	64	13,152,841.54	6.78	39.45	5.798	654	74.90	360	359	1
4.001 - 4.500	144	28,765,408.95	14.83	39.49	6.237	640	76.66	360	359	1
4.501 - 5.000	188	32,937,455.40	16.98	40.58	6.598	628	79.80	360	358	2
5.001 - 5.500	184	31,137,715.11	16.05	38.68	7.102	614	81.21	360	358	2
5.501 - 6.000	147	25,392,548.64	13.09	40.49	7.383	593	81.72	359	357	2
6.001 - 6.500	152	24,638,531.26	12.70	38.99	7.919	568	81.99	360	358	2
6.501 - 7.000	88	13,539,265.74	6.98	39.84	8.291	558	80.43	360	357	3
7.001 - 7.500	53	8,786,412.03	4.53	39.61	8.928	556	81.47	360	358	2
7.501 - 8.000	48	6,040,563.33	3.11	38.13	9.640	544	78.97	360	358	2
8.001 - 8.500	12	1,667,282.93	0.86	39.79	9.693	560	78.64	360	358	2
8.501 - 9.000	10	1,308,315.53	0.67	40.77	9.872	569	78.58	360	357	3
9.001 - 9.500	1	76,515.47	0.04	30.59	9.750	511	70.00	360	348	12
Total:	**1,118**	**$193,991,115.89**	**100.00%**	**39.54%**	**7.167%**	**607**	**79.53%**	**360**	**358**	**2**



Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	3	$571,251.92	0.29%	42.83%	7.191%	556	77.14%	360	357	3
2.000	4	864,108.98	0.45	42.90	7.635	579	75.68	360	357	3
3.000	1,111	192,555,754.99	99.26	39.51	7.165	607	79.56	360	358	2
Total:	**1,118**	**$193,991,115.89**	**100.00%**	**39.54%**	**7.167%**	**607**	**79.53%**	**360**	**358**	**2**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	1,096	$189,684,977.99	97.78%	39.47%	7.159%	608	79.61%	360	358	2
1.500	22	4,306,137.90	2.22	42.40	7.525	555	76.15	360	356	4
Total:	**1,118**	**$193,991,115.89**	**100.00%**	**39.54%**	**7.167%**	**607**	**79.53%**	**360**	**358**	**2**



Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Range of Maximum Interest Rates	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.501 - 11.000	15	$3,147,908.35	1.62%	40.46%	4.921%	648	69.93%	360	358	2
11.001 - 11.500	42	9,206,636.52	4.75	39.26	5.352	659	76.49	360	358	2
11.501 - 12.000	117	25,332,546.67	13.06	40.98	5.836	636	76.63	360	358	2
12.001 - 12.500	120	24,920,700.28	12.85	39.02	6.336	631	77.55	360	358	2
12.501 - 13.000	183	34,045,372.05	17.55	39.34	6.779	626	80.44	360	358	2
13.001 - 13.500	170	28,559,651.50	14.72	39.40	7.299	596	80.75	360	358	2
13.501 - 14.000	159	25,991,206.73	13.40	40.00	7.742	587	81.87	360	358	2
14.001 - 14.500	96	13,811,199.32	7.12	38.45	8.257	575	81.68	360	358	2
14.501 - 15.000	97	14,167,686.97	7.30	39.95	8.651	565	81.75	359	357	2
15.001 - 15.500	49	6,214,172.41	3.20	38.20	9.105	549	79.88	358	356	2
15.501 - 16.000	42	5,681,809.99	2.93	38.33	9.782	566	79.37	360	358	2
16.001 - 16.500	19	2,050,717.89	1.06	41.58	10.322	547	78.91	360	358	2
16.501 - 17.000	6	401,104.73	0.21	39.62	10.490	537	78.52	360	356	4
17.001 - 17.500	1	63,364.96	0.03	38.18	11.350	654	90.00	360	356	4
17.501 - 18.000	2	397,037.52	0.20	26.73	11.379	510	64.36	360	355	5
Total:	**1,118**	**$193,991,115.89**	**100.00%**	**39.54%**	**7.167%**	**607**	**79.53%**	**360**	**358**	**2**



Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Range of Minimum Interest Rate	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501 - 5.000	15	$3,147,908.35	1.62%	40.46%	4.921%	648	69.93%	360	358	2
5.001 - 5.500	43	9,328,816.75	4.81	39.23	5.413	657	76.53	360	358	2
5.501 - 6.000	121	26,296,583.80	13.56	40.94	5.857	635	76.91	360	358	2
6.001 - 6.500	120	25,023,106.97	12.90	39.17	6.318	631	77.31	360	358	2
6.501 - 7.000	189	35,132,533.04	18.11	39.46	6.800	624	80.11	360	358	2
7.001 - 7.500	170	28,388,235.55	14.63	39.18	7.293	597	81.19	360	358	2
7.501 - 8.000	159	25,885,386.59	13.34	39.95	7.799	585	81.96	360	358	2
8.001 - 8.500	104	15,319,666.25	7.90	39.18	8.307	574	81.75	360	358	2
8.501 - 9.000	86	11,892,496.48	6.13	39.31	8.792	563	82.34	359	357	2
9.001 - 9.500	42	4,979,783.39	2.57	36.73	9.295	547	79.15	358	356	2
9.501 - 10.000	42	5,760,889.09	2.97	38.86	9.797	567	78.51	360	358	2
10.001 - 10.500	19	2,050,717.89	1.06	41.58	10.322	547	78.91	360	358	2
10.501 - 11.000	6	491,906.03	0.25	33.47	10.710	529	75.25	360	357	3
11.001 - 11.500	1	63,364.96	0.03	38.18	11.350	654	90.00	360	356	4
11.501 - 12.000	1	229,720.75	0.12	33.53	11.800	515	63.89	360	356	4
Total:	**1,118**	**$193,991,115.89**	**100.00%**	**39.54%**	**7.167%**	**607**	**79.53%**	**360**	**358**	**2**



Next Interest Adjustment Date – (Adjustable Loans Only)

Next Interest Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
May 1, 2005	1	$135,435.36	0.07%	49.83%	9.300%	544	85.00%	360	358	2
January 1, 2006	1	76,515.47	0.04	30.59	9.750	511	70.00	360	348	12
May 1, 2006	1	191,298.87	0.10	38.90	9.990	587	80.00	360	352	8
June 1, 2006	7	1,284,742.67	0.66	43.82	7.500	619	81.25	360	353	7
July 1, 2006	16	2,758,776.32	1.42	38.21	7.492	600	85.18	357	351	6
August 1, 2006	49	7,558,361.07	3.90	39.08	7.905	602	81.14	360	355	5
September 1, 2006	85	13,352,316.23	6.88	39.07	7.826	601	80.55	359	355	4
October 1, 2006	94	18,999,292.62	9.79	40.32	6.808	601	78.61	360	357	3
November 1, 2006	100	20,598,446.13	10.62	40.15	6.794	611	79.09	360	358	2
December 1, 2006	677	114,441,250.78	58.99	39.50	7.212	607	79.67	360	359	1
January 1, 2007	13	1,842,170.00	0.95	40.47	6.876	597	76.12	360	360	0
August 1, 2007	3	467,671.32	0.24	39.19	6.330	659	89.29	360	355	5
September 1, 2007	3	531,572.31	0.27	45.10	7.096	580	78.51	360	356	4
October 1, 2007	5	879,132.61	0.45	40.08	6.715	611	81.56	360	357	3
November 1, 2007	16	3,580,415.02	1.85	39.61	6.116	625	75.07	360	358	2
December 1, 2007	47	7,293,719.11	3.76	36.64	6.861	623	77.24	360	359	1
Total:	**1,118**	**$193,991,115.89**	**100.00%**	**39.54%**	**7.167%**	**607**	**79.53%**	**360**	**358**	**2**



GROUP II INITIAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Cut-off Date Principal Balance	$759,974,993.19		
Number of Loans	4,197		
Average Original Loan Balance	$181,333.71	$50,000.00	$1,100,000.00
Average Current Loan Balance	$181,075.77	$49,707.50	$1,095,069.82
(1) Weighted Average Combined Original LTV	78.31%	10.17%	100.00%
(1) Weighted Average Gross Coupon	7.217%	4.650%	12.750%
(1) (2) Weighted Average Gross Margin	5.332%	2.740%	10.500%
(1) (2) Weighted Average Term to Next Rate Adjustment Date (months)	23	1	176
(1) Weighted Average Remaining Term to Maturity (months)	355	119	360
(1) (3) Weighted Average FICO Score	611	500	813

(1) Weighted Average reflected in Total.
(2) Adjustable Rate Mortgage Loans Only
(3) 99.44% of the Mortgage Loans have FICO Scores.

	Range	Percent of Cut-off Date Principal Balance
Product Type	Adjustable	81.07%
	Fixed	18.93%
Fully Amortizing Mortgage Loans		87.95%
Lien	First	99.17%
	Second	0.83%
Property Type	SFR	73.52%
	PUD	10.89%
	2-4 Family	9.67%
	Low Rise Condo	4.20%
	Manufactured Housing	1.33%
Occupancy Status	Owner Occupied	93.29%
	Non-Owner Occupied	5.26%
	Second Home	1.45%
Geographic Distribution	California	23.01%
	New York	13.44%
	Massachusetts	7.66%
	Florida	6.09%
	Texas	6.05%
	New Jersey	4.20%
Number of States		47
Largest Zip Code Concentration	92336	0.49%
Loans with Mortgage Insurance		68.71%
Loans with Prepayment Penalties		70.58%



Range of Mortgage Coupons (%)

Range of Mortgage Coupons	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.501 - 5.000	44	$11,422,987.19	1.50%	40.86%	4.939%	667	75.69%	360	358	2
5.001 - 5.500	148	37,150,511.24	4.89	39.85	5.329	651	74.91	359	357	2
5.501 - 6.000	373	92,110,749.76	12.12	40.07	5.857	642	76.85	359	357	2
6.001 - 6.500	568	132,161,227.97	17.39	39.10	6.306	634	77.22	358	356	2
6.501 - 7.000	644	139,743,017.19	18.39	38.88	6.812	624	79.71	358	356	2
7.001 - 7.500	460	80,286,801.76	10.56	38.58	7.309	609	79.61	357	356	2
7.501 - 8.000	520	86,839,132.42	11.43	39.21	7.782	593	79.98	357	355	2
8.001 - 8.500	369	55,315,446.40	7.28	39.48	8.297	576	80.05	357	355	2
8.501 - 9.000	394	52,135,415.82	6.86	38.63	8.794	572	79.65	356	354	2
9.001 - 9.500	240	27,460,165.83	3.61	39.05	9.296	558	77.50	352	351	2
9.501 - 10.000	185	21,272,289.07	2.80	38.92	9.782	560	75.32	354	352	2
10.001 - 10.500	96	8,893,810.75	1.17	37.13	10.291	549	77.46	356	354	2
10.501 - 11.000	65	6,855,830.13	0.90	38.88	10.784	545	75.73	349	347	2
11.001 - 11.500	43	3,946,957.32	0.52	36.97	11.283	537	72.81	360	358	2
11.501 - 12.000	36	3,487,277.59	0.46	37.31	11.813	538	70.41	346	344	2
12.001 - 12.500	9	627,285.38	0.08	38.48	12.280	526	62.09	360	358	2
12.501 - 13.000	3	266,087.37	0.04	49.28	12.722	535	69.96	329	327	2
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**



Combined Original Loan-to-Value Ratio (%)

Combined Original LTV	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.01 - 15.00	5	$285,795.82	0.04%	33.31%	9.055%	534	11.75%	360	359	1
15.01 - 20.00	4	732,737.79	0.10	38.78	7.439	553	17.07	360	356	4
20.01 - 25.00	8	894,928.33	0.12	28.16	7.424	566	22.80	360	357	3
25.01 - 30.00	9	859,014.72	0.11	36.08	8.018	572	28.42	350	347	2
30.01 - 35.00	22	3,537,171.40	0.47	38.23	6.925	594	31.99	346	343	3
35.01 - 40.00	29	3,491,812.46	0.46	37.80	7.293	607	38.16	357	355	2
40.01 - 45.00	37	5,356,462.16	0.70	37.83	7.569	581	42.87	355	353	2
45.01 - 50.00	57	9,361,843.50	1.23	35.67	7.525	575	48.20	353	351	2
50.01 - 55.00	77	13,993,736.88	1.84	40.00	7.216	600	52.76	358	356	2
55.01 - 60.00	119	20,465,591.24	2.69	40.68	7.262	581	58.44	357	355	2
60.01 - 65.00	244	45,751,319.83	6.02	37.37	7.363	586	63.57	354	352	2
65.01 - 70.00	326	64,353,645.35	8.47	38.54	7.098	597	68.91	356	354	2
70.01 - 75.00	386	76,870,317.28	10.11	39.43	7.095	595	74.08	356	354	2
75.01 - 80.00	1,465	254,258,426.24	33.46	39.21	7.126	613	79.62	358	356	2
80.01 - 85.00	452	84,732,951.78	11.15	39.11	7.193	611	84.47	357	355	2
85.01 - 90.00	470	90,715,626.63	11.94	40.72	7.346	630	89.67	359	357	2
90.01 - 95.00	426	76,332,022.08	10.04	38.27	7.355	639	94.72	358	356	2
95.01 - 100.00	61	7,981,589.70	1.05	42.07	8.073	672	99.14	358	356	2
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**

Cut-off Date Principal Balance ($)

Cut-off Date Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
less than 50,000.00	53	$2,646,534.90	0.35%	29.99%	8.885%	590	63.41%	318	317	1
50,000.01 - 75,000.00	624	38,855,048.66	5.11	34.72	8.807	589	78.28	346	344	2
75,000.01 - 100,000.00	589	51,781,321.73	6.81	35.74	8.165	596	77.07	355	353	2
100,000.01 - 125,000.00	503	56,583,687.72	7.45	37.19	7.690	605	78.70	357	355	2
125,000.01 - 150,000.00	491	67,331,222.14	8.86	37.71	7.435	600	77.57	355	354	2
150,000.01 - 175,000.00	369	59,725,743.13	7.86	37.07	7.180	611	78.30	356	354	2
175,000.01 - 200,000.00	298	56,182,409.13	7.39	39.61	7.180	605	77.32	357	356	2
200,000.01 - 225,000.00	218	46,471,346.52	6.11	39.09	7.156	603	77.68	360	358	2
225,000.01 - 250,000.00	187	44,337,110.67	5.83	39.97	7.027	612	78.78	358	357	2
250,000.01 - 275,000.00	148	38,910,161.22	5.12	40.75	6.872	610	79.03	359	357	2
275,000.01 - 300,000.00	119	34,335,567.20	4.52	41.24	6.905	615	78.68	359	357	2
300,000.01 - 325,000.00	99	30,986,408.04	4.08	39.62	6.840	618	78.87	357	355	2
325,000.01 - 350,000.00	71	24,000,266.79	3.16	39.77	6.781	619	79.56	360	358	2
350,000.01 - 375,000.00	77	28,034,881.09	3.69	41.83	6.707	620	80.08	360	358	2
375,000.01 - 400,000.00	64	24,844,279.49	3.27	42.57	6.930	617	79.97	360	358	2
400,000.01 - 425,000.00	49	20,360,094.77	2.68	41.63	6.637	626	80.25	360	358	2
425,000.01 - 450,000.00	37	16,224,412.50	2.13	41.06	6.669	618	83.17	360	358	2
450,000.01 - 475,000.00	27	12,470,627.58	1.64	40.54	6.678	636	84.64	360	358	2
475,000.01 - 500,000.00	40	19,616,528.24	2.58	43.44	6.944	628	78.30	360	358	2
500,000.01 - 525,000.00	16	8,235,826.77	1.08	44.81	6.621	612	80.11	360	358	2
525,000.01 - 550,000.00	21	11,340,282.34	1.49	46.59	6.697	623	82.05	360	357	3
550,000.01 - 575,000.00	14	7,938,766.21	1.04	39.40	6.369	648	81.96	360	358	2
575,000.01 - 600,000.00	25	14,787,003.74	1.95	40.46	6.890	617	76.74	360	357	3
600,000.01 - 625,000.00	7	4,330,866.61	0.57	40.07	6.890	641	82.87	360	357	3
625,000.01 - 650,000.00	8	5,111,842.74	0.67	37.88	6.896	628	75.62	360	357	3
650,000.01 - 675,000.00	2	1,337,161.31	0.18	36.25	7.397	636	83.76	360	355	5
675,000.01 - 700,000.00	7	4,828,288.54	0.64	42.27	7.310	604	77.95	360	358	2
700,000.01 - 725,000.00	5	3,567,838.52	0.47	40.92	7.109	618	79.71	360	357	3
725,000.01 - 750,000.00	9	6,720,148.76	0.88	36.60	7.071	650	68.38	360	358	2
750,000.01 - 775,000.00	1	770,000.00	0.10	35.64	6.500	629	70.00	360	359	1
775,000.01 - 800,000.00	3	2,388,768.81	0.31	49.15	7.051	648	63.97	360	356	4
800,000.01 - 825,000.00	2	1,611,115.90	0.21	42.10	6.272	621	80.97	360	357	3
825,000.01 - 850,000.00	2	1,678,385.49	0.22	40.04	6.200	655	82.49	360	359	1
875,000.01 - 900,000.00	3	2,671,295.01	0.35	32.59	6.625	608	62.08	360	359	1
925,000.01 - 950,000.00	3	2,804,029.98	0.37	39.29	5.927	671	71.63	360	358	2
950,000.01 - 975,000.00	1	971,768.81	0.13	32.66	6.990	591	65.00	360	356	4
over 1,000,000.01	5	5,183,952.13	0.68	34.34	6.266	652	62.10	360	357	3
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**



Original Term to Maturity (Months)

Original Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
120	7	$451,962.50	0.06%	35.64%	8.719%	590	66.71%	120	119	1
180	77	7,537,579.19	0.99	35.29	7.815	617	74.01	180	178	2
240	51	5,017,655.78	0.66	36.54	8.159	610	74.39	240	238	2
360	4,062	746,967,795.72	98.29	39.20	7.204	611	78.39	360	358	2
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**

Remaining Term to Maturity (Months)

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
116 - 120	7	$451,962.50	0.06%	35.64%	8.719%	590	66.71%	120	119	1
171 - 175	9	649,827.90	0.09	32.25	8.739	568	70.59	180	175	5
176 - 180	68	6,887,751.29	0.91	35.58	7.728	622	74.33	180	178	2
231 - 235	8	588,819.26	0.08	36.06	8.909	586	72.00	240	234	6
236 - 240	43	4,428,836.52	0.58	36.61	8.059	613	74.71	240	238	2
346 - 350	2	147,180.82	0.02	27.86	10.167	542	85.19	360	348	12
351 - 355	331	60,928,919.43	8.02	40.75	7.313	616	77.74	360	354	6
356 - 360	3,729	685,891,695.47	90.25	39.07	7.193	611	78.45	360	358	2
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**




Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
801 - 850	3	$396,796.27	0.05%	35.81%	7.354%	807	67.35%	360	359	1
751 - 800	48	11,288,699.44	1.49	37.72	6.391	770	83.11	354	352	1
701 - 750	213	45,055,562.28	5.93	38.50	6.605	721	84.23	359	357	2
651 - 700	642	135,618,266.39	17.85	39.93	6.539	672	81.23	356	355	2
601 - 650	1,240	233,517,954.50	30.73	38.91	6.799	625	79.44	358	356	2
551 - 600	1,105	189,615,791.59	24.95	38.79	7.455	578	76.96	357	356	2
501 - 550	891	138,255,686.56	18.19	39.64	8.459	526	73.37	357	355	2
451 - 500	13	1,973,627.04	0.26	42.85	8.912	500	73.15	360	358	2
Not Available	42	4,252,609.12	0.56	35.22	8.687	N/A	72.86	360	358	2
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**

Credit Grade

Credit Grade	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
AA+	2,606	$485,271,556.22	63.85%	39.04%	6.851%	631	80.28%	358	356	2
AA	696	127,023,302.92	16.71	39.20	7.315	594	77.98	357	355	3
A	291	51,240,305.72	6.74	39.25	7.766	557	74.80	355	352	2
B	325	53,240,022.85	7.01	40.22	8.346	556	71.95	358	355	2
C	136	20,714,551.46	2.73	39.36	8.989	550	68.71	358	356	2
CC	96	14,048,184.10	1.85	37.91	10.015	546	62.05	358	356	2
NG	47	8,437,069.92	1.11	38.34	7.316	621	82.63	355	350	5
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**



Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Single Family	3,203	$558,767,298.45	73.52%	38.82%	7.234%	607	77.97%	357	355	2
PUD	401	82,793,236.11	10.89	40.38	7.062	614	80.30	359	358	2
2-4 Family	320	73,467,063.81	9.67	40.60	7.241	633	77.70	359	357	2
Low Rise Condominium	167	31,933,780.82	4.20	38.79	7.136	626	79.56	358	356	2
Manufactured Housing	93	10,123,556.45	1.33	36.87	7.559	628	81.01	352	350	2
High Rise Condominium	12	2,658,947.52	0.35	43.10	7.620	623	78.96	360	358	2
Cooperative	1	231,110.03	0.03	40.91	6.990	602	90.00	360	359	1
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Owner Occupied	3,877	$709,005,048.29	93.29%	39.15%	7.179%	609	78.24%	357	355	2
Non-Owner Occupied	277	39,953,423.87	5.26	39.03	7.874	648	80.78	356	354	2
Second Home	43	11,016,521.03	1.45	39.29	7.316	642	74.22	360	357	3
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**



Documentation Level

Documentation	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Full Documentation	2,729	$435,112,773.01	57.25%	39.06%	7.252%	603	79.42%	357	355	2
Stated Income Documentation	1,391	308,822,331.61	40.64	39.23	7.162	620	76.70	358	356	2
No Documentation	43	8,414,520.55	1.11	0.00	6.855	705	84.05	358	356	3
Lite Documentation	34	7,625,368.02	1.00	40.01	7.879	605	74.31	360	358	2
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Cash Out Refinance	2,804	$515,645,385.33	67.85%	38.99%	7.201%	603	76.35%	356	354	2
Purchase	1,146	200,906,352.46	26.44	39.19	7.185	638	83.15	360	358	2
Rate Term Refinance	247	43,423,255.40	5.71	40.74	7.560	591	79.28	357	354	3
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**



Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2/28 ARM	2,710	$489,097,845.23	64.36%	38.83%	7.297%	601	78.16%	360	358	2
30 Year Fixed	828	124,684,380.78	16.41	39.80	7.528	627	76.72	360	358	2
2/28 ARM with 5yr IO	263	79,708,239.77	10.49	40.83	6.393	639	82.82	360	358	2
3/27 ARM	200	38,419,802.34	5.06	38.57	6.850	628	78.35	360	358	2
3/27 ARM with 5yr IO	19	7,207,718.73	0.95	37.49	5.848	648	75.86	360	358	2
15 Year Fixed	65	6,428,670.31	0.85	34.94	7.840	622	73.97	180	178	2
20 Year Fixed	51	5,017,655.78	0.66	36.54	8.159	610	74.39	240	238	2
30 Year Fixed with 5yr IO	11	4,626,101.67	0.61	42.07	6.389	630	80.06	360	358	2
30 Year Fixed Rate Reduction	26	2,554,436.65	0.34	37.82	9.536	565	71.40	360	357	3
2/13 ARM	10	1,001,184.95	0.13	37.15	7.351	597	73.59	180	178	2
Other	14	1,228,956.98	0.16	39.71	7.878	577	73.03	256	254	2
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**

Interest Only Mortgage Loans

Interest Only Mortgage Loans	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
Not Interest Only	3,904	$668,432,933.02	87.95%	38.93%	7.336%	607	77.79%	357	355	2
Interest Only	293	91,542,060.17	12.05	40.63	6.350	639	82.13	360	358	2
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**



Lien Position

Lien Position	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1	4,119	$753,655,604.06	99.17%	39.12%	7.193%	611	78.28%	358	356	2
2	78	6,319,389.13	0.83	42.23	10.096	627	82.81	329	326	3
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**

Prepayment Penalty Term (Months)

Prepayment Penalty Term	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
0	1,260	$223,617,262.21	29.42%	38.48%	7.450%	607	76.92%	356	354	2
12	237	52,180,864.03	6.87	40.59	6.914	632	75.27	355	353	2
24	2,071	389,290,277.02	51.22	39.24	7.094	607	79.55	360	358	2
30	2	410,343.47	0.05	32.50	8.408	570	93.04	360	359	1
36	627	94,476,246.46	12.43	39.52	7.334	625	78.16	352	351	2
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**


OPTION ONE

Geographic Distribution

Geographic Distribution	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
California	596	$174,851,911.21	23.01%	41.25%	6.756%	611	77.23%	359	356	2
New York	407	102,140,358.05	13.44	39.51	7.032	625	75.68	357	356	2
Massachusetts	237	58,179,116.76	7.66	39.94	6.767	622	76.07	360	358	2
Florida	317	46,249,682.09	6.09	38.41	7.633	604	79.09	358	356	2
Texas	387	46,014,965.76	6.05	36.79	7.899	592	78.14	349	347	2
New Jersey	152	31,914,767.17	4.20	39.55	7.609	599	75.59	356	354	2
Virginia	132	22,955,557.73	3.02	38.71	7.275	614	80.00	358	356	2
Connecticut	110	19,533,976.14	2.57	39.04	7.224	604	77.79	358	356	2
Michigan	162	18,957,943.79	2.49	37.91	7.566	609	80.92	360	358	2
Pennsylvania	146	18,395,566.22	2.42	36.86	7.240	608	81.53	356	355	2
Georgia	130	17,715,022.50	2.33	37.31	7.926	607	83.56	356	354	2
Illinois	102	16,410,164.92	2.16	40.98	7.661	597	78.99	359	357	2
Nevada	77	15,615,373.49	2.05	41.44	6.821	616	75.85	358	356	2
Rhode Island	77	15,250,595.24	2.01	40.19	6.626	635	76.19	356	355	2
Colorado	87	13,852,652.18	1.82	36.85	6.681	624	82.25	360	358	2
Maryland	75	13,623,120.09	1.79	40.10	7.666	590	77.21	359	358	2
Ohio	103	12,110,873.60	1.59	35.91	8.246	611	85.28	359	357	2
Arizona	74	10,997,676.90	1.45	35.79	7.145	631	79.72	358	356	1
North Carolina	86	9,641,911.34	1.27	32.90	7.968	602	83.30	351	349	2
New Hampshire	50	9,268,391.93	1.22	39.43	7.111	611	75.52	357	355	2
Minnesota	49	7,512,990.42	0.99	37.15	7.382	612	81.40	360	358	2
Tennessee	74	7,065,897.33	0.93	35.30	8.386	595	82.60	350	348	2
Washington	39	6,967,523.59	0.92	38.63	7.228	610	82.94	360	358	2
South Carolina	58	6,490,931.14	0.85	36.97	7.718	607	83.28	359	357	2
Missouri	52	5,809,655.03	0.76	33.49	7.964	606	82.59	360	359	1
Wisconsin	46	5,519,268.58	0.73	37.39	7.481	606	83.10	360	359	1
Maine	37	5,316,313.23	0.70	38.16	6.897	620	77.01	360	359	1
Indiana	41	5,051,572.41	0.66	39.33	7.952	587	82.99	358	356	2
Utah	28	4,290,585.28	0.56	35.87	6.529	638	84.65	344	342	2
Louisiana	44	4,106,359.41	0.54	39.31	8.143	579	83.18	351	349	2
Oregon	27	4,053,732.11	0.53	37.64	7.784	607	81.03	360	358	2
Vermont	19	3,315,617.72	0.44	40.74	6.849	597	75.52	360	358	2
Kentucky	32	2,932,856.16	0.39	37.76	8.199	599	79.65	354	352	2
Delaware	13	2,908,178.00	0.38	35.72	7.240	637	77.50	352	351	1
Idaho	16	2,651,555.75	0.35	36.20	7.095	608	82.44	360	358	2
Alabama	28	2,616,074.86	0.34	34.31	8.443	580	87.29	347	345	2
Oklahoma	13	1,857,305.17	0.24	43.88	7.984	592	80.44	355	354	2
Kansas	16	1,652,945.66	0.22	38.62	7.770	650	87.19	360	358	2
Arkansas	15	1,517,518.83	0.20	38.71	7.967	608	88.85	360	358	2
Iowa	13	1,063,084.05	0.14	31.42	7.830	618	80.51	342	340	1
Nebraska	8	876,434.00	0.12	40.10	7.768	605	83.98	360	359	1
Hawaii	3	758,387.54	0.10	50.04	6.781	597	79.87	341	339	2
Mississippi	7	653,945.60	0.09	40.15	8.054	565	84.89	336	331	4
Wyoming	6	506,927.20	0.07	33.02	6.613	589	79.36	360	358	2
Montana	4	485,508.85	0.06	29.26	7.811	584	73.93	360	358	2
Alaska	1	161,360.95	0.02	55.37	6.750	535	70.22	360	359	1
South Dakota	1	152,837.21	0.02	25.50	5.650	713	87.43	360	359	1
Total:	**4,197**	**$759,974,993.19**	**100.00%**	**39.14%**	**7.217%**	**611**	**78.31%**	**357**	**355**	**2**



Range of Gross Margins (%) – (Adjustable Loans Only)

Range of Gross Margins	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
2.501 - 3.000	10	$1,982,453.93	0.32%	44.22%	5.419%	658	75.95%	360	359	1
3.001 - 3.500	67	15,021,662.52	2.44	34.79	5.449	661	73.47	360	358	2
3.501 - 4.000	217	51,173,797.15	8.31	39.74	5.828	657	74.37	360	358	2
4.001 - 4.500	425	95,215,777.29	15.45	38.93	6.196	640	78.34	359	358	2
4.501 - 5.000	544	115,456,918.08	18.74	39.48	6.545	628	78.72	360	358	2
5.001 - 5.500	500	105,311,330.33	17.09	39.50	7.063	608	80.59	360	358	2
5.501 - 6.000	451	80,178,144.96	13.01	38.62	7.413	593	80.77	360	358	2
6.001 - 6.500	346	55,463,931.78	9.00	38.14	8.004	573	81.25	359	357	2
6.501 - 7.000	250	38,193,962.99	6.20	39.13	8.560	551	78.53	359	357	3
7.001 - 7.500	161	26,273,595.96	4.26	39.93	8.945	552	78.28	360	358	2
7.501 - 8.000	148	19,613,597.71	3.18	39.14	9.675	544	75.70	359	357	2
8.001 - 8.500	39	6,013,595.62	0.98	39.05	9.661	551	76.46	360	358	2
8.501 - 9.000	21	2,592,365.86	0.42	37.00	10.345	538	73.22	360	358	2
9.001 - 9.500	16	1,928,713.19	0.31	39.04	11.175	537	71.44	360	358	2
9.501 - 10.000	11	1,626,438.88	0.26	40.03	11.389	521	61.62	360	359	1
10.001 - 10.500	1	57,775.32	0.01	27.06	10.750	508	70.00	360	346	14
Total:	**3,207**	**$616,104,061.57**	**100.00%**	**39.05%**	**7.135%**	**608**	**78.74%**	**360**	**358**	**2**



Initial Periodic Rate Cap (%) – (Adjustable Loans Only)

Initial Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	17	$4,154,153.83	0.67%	43.18%	6.595%	593	70.87%	360	357	3
2.000	10	3,665,211.54	0.59	43.93	7.689	568	73.32	360	357	3
3.000	3,179	608,119,045.20	98.70	39.00	7.135	608	78.82	360	358	2
4.000	1	165,651.00	0.03	37.91	7.400	578	80.00	360	358	2
Total:	**3,207**	**$616,104,061.57**	**100.00%**	**39.06%**	**7.135%**	**608**	**78.74%**	**360**	**358**	**2**

Periodic Rate Cap (%) – (Adjustable Loans Only)

Periodic Rate Cap	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
1.000	3,137	$595,977,214.19	96.73%	39.03%	7.142%	608	78.88%	360	358	2
1.500	64	18,530,868.03	3.01	39.95	6.885	600	75.49	360	357	3
2.000	6	1,595,979.35	0.26	40.62	7.435	560	62.97	360	356	4
Total:	**3,207**	**$616,104,061.57**	**100.00%**	**39.06%**	**7.135%**	**608**	**78.74%**	**360**	**358**	**2**



Range of Maximum Interest Rates (%) – (Adjustable Loans Only)

Range of Maximum Interest Rates	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
10.001 - 10.500	1	$142,646.08	0.02%	35.16%	5.450%	712	78.69%	360	353	7
10.501 - 11.000	43	10,876,494.88	1.77	40.41	4.942	663	75.47	360	358	2
11.001 - 11.500	138	33,611,006.64	5.46	39.47	5.331	651	75.03	359	357	2
11.501 - 12.000	295	72,244,267.00	11.73	40.56	5.831	640	78.35	360	358	2
12.001 - 12.500	457	106,321,993.46	17.26	38.90	6.276	631	77.78	360	358	2
12.501 - 13.000	513	112,954,050.99	18.33	38.60	6.788	619	79.99	360	358	2
13.001 - 13.500	347	62,985,356.16	10.22	38.09	7.263	606	80.35	359	357	2
13.501 - 14.000	424	77,389,168.24	12.56	39.58	7.703	589	80.44	360	358	2
14.001 - 14.500	290	45,029,938.72	7.31	38.87	8.231	575	80.87	359	357	2
14.501 - 15.000	283	40,979,271.91	6.65	38.54	8.726	565	79.61	360	358	2
15.001 - 15.500	161	23,261,267.30	3.78	40.75	9.135	549	76.55	360	358	2
15.501 - 16.000	108	14,433,920.77	2.34	38.69	9.725	550	74.74	360	358	2
16.001 - 16.500	52	5,496,865.71	0.89	34.20	10.262	542	75.72	360	358	2
16.501 - 17.000	39	4,250,192.94	0.69	36.18	10.643	539	71.90	357	355	2
17.001 - 17.500	28	2,891,797.36	0.47	38.88	11.221	530	71.60	360	358	2
17.501 - 18.000	21	2,657,224.84	0.43	35.01	11.677	519	66.01	360	358	2
18.001 - 18.500	6	462,276.72	0.08	37.08	12.247	523	64.79	360	359	1
18.501 - 19.000	1	116,321.85	0.02	52.73	12.750	515	65.00	360	359	1
Total:	**3,207**	**$616,104,061.57**	**100.00%**	**39.06%**	**7.135%**	**608**	**78.74%**	**360**	**358**	**2**



Range of Minimum Interest Rates (%) – (Adjustable Loans Only)

Range of Minimum Interest Rates	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
4.001 - 4.500	2	$442,240.48	0.07%	42.05%	6.555%	668	77.27%	360	358	2
4.501 - 5.000	46	11,705,903.23	1.90	40.83	4.982	666	75.83	360	358	2
5.001 - 5.500	148	37,162,413.34	6.03	39.76	5.351	649	74.96	359	357	2
5.501 - 6.000	304	75,108,634.08	12.19	40.49	5.852	637	78.05	360	358	2
6.001 - 6.500	459	106,760,141.32	17.33	38.61	6.301	630	77.83	360	358	2
6.501 - 7.000	522	115,682,335.01	18.78	38.73	6.820	618	80.03	360	358	2
7.001 - 7.500	348	62,170,500.42	10.09	38.32	7.312	606	80.67	359	357	2
7.501 - 8.000	413	72,638,289.02	11.79	39.31	7.782	588	80.68	360	358	2
8.001 - 8.500	292	45,786,051.67	7.43	39.64	8.300	571	80.61	359	357	2
8.501 - 9.000	277	40,313,448.07	6.54	38.69	8.790	565	79.91	360	358	2
9.001 - 9.500	149	19,003,731.79	3.08	39.13	9.301	544	76.10	359	358	2
9.501 - 10.000	108	14,530,671.60	2.36	38.93	9.784	550	73.78	360	358	2
10.001 - 10.500	49	5,184,655.41	0.84	34.18	10.288	538	75.11	360	358	2
10.501 - 11.000	38	3,987,035.41	0.65	36.14	10.776	539	73.34	357	355	2
11.001 - 11.500	27	2,795,709.43	0.45	38.40	11.260	529	71.00	360	358	2
11.501 - 12.000	18	2,253,702.72	0.37	33.81	11.818	520	66.30	360	358	2
12.001 - 12.500	6	462,276.72	0.08	37.08	12.247	523	64.79	360	359	1
12.501 - 13.000	1	116,321.85	0.02	52.73	12.750	515	65.00	360	359	1
Total:	**3,207**	**$616,104,061.57**	**100.00%**	**39.06%**	**7.135%**	**608**	**78.74%**	**360**	**358**	**2**



Next Interest Adjustment Date – (Adjustable Loans Only)

Next Interest Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Loans by Principal Balance	W.A. DTI	W.A. Gross Coupon	W.A. Credit Score	W.A. Combined Original LTV	W.A. Original Term to Maturity	W.A. Remaining Term to Maturity	W.A. Loan Age
February 1, 2005	1	$62,725.24	0.01%	32.01%	8.990%	547	85.00%	360	355	5
April 1, 2005	1	196,971.50	0.03	39.86	5.750	673	80.00	360	357	3
June 1, 2005	2	350,695.03	0.06	44.38	6.705	525	74.20	360	359	1
November 1, 2005	1	57,775.32	0.01	27.06	10.750	508	70.00	360	346	14
March 17, 2006	1	200,469.16	0.03	52.69	8.500	519	90.00	360	351	9
April 1, 2006	4	1,484,744.16	0.24	41.30	6.616	572	73.06	360	351	9
May 1, 2006	8	1,229,891.28	0.20	33.13	7.283	591	79.85	360	352	8
June 1, 2006	17	3,149,026.49	0.51	39.68	6.615	614	81.31	360	353	7
July 1, 2006	40	10,933,533.71	1.77	43.25	7.218	607	80.13	359	353	6
August 1, 2006	156	25,833,802.31	4.19	40.62	7.595	606	77.70	359	354	5
September 1, 2006	231	44,645,011.66	7.25	39.18	7.620	596	78.27	359	355	4
October 1, 2006	272	63,093,597.90	10.24	40.80	6.727	612	78.36	360	357	3
November 1, 2006	372	78,076,634.66	12.67	39.00	6.977	604	76.36	360	358	2
December 1, 2006	1,839	335,987,360.30	54.53	38.64	7.210	606	79.53	360	359	1
January 1, 2007	42	5,115,423.00	0.83	33.46	7.222	641	80.95	360	360	0
May 1, 2007	2	790,181.03	0.13	49.31	5.214	704	78.46	360	352	8
June 11, 2007	1	103,063.38	0.02	57.52	7.850	555	90.00	360	354	6
July 1, 2007	3	1,332,440.30	0.22	45.78	6.027	634	78.07	360	354	6
August 1, 2007	12	3,767,383.53	0.61	36.01	6.621	640	61.37	360	355	5
September 1, 2007	12	2,526,483.65	0.41	40.98	7.118	606	78.46	360	356	4
October 1, 2007	21	3,678,739.60	0.60	40.03	6.660	603	74.22	360	357	3
November 1, 2007	30	6,615,460.68	1.07	40.43	6.745	627	79.22	360	358	2
December 1, 2007	136	26,557,168.90	4.31	36.86	6.718	636	80.35	360	359	1
January 1, 2008	2	256,600.00	0.04	45.07	7.526	604	82.28	360	360	0
September 1, 2019	1	58,878.78	0.01	47.22	9.350	0	65.56	360	356	4
Total:	**3,207**	**$616,104,061.57**	**100.00%**	**39.06%**	**7.135%**	**608**	**78.74%**	**360**	**358**	**2**



BOND SUMMARY
To Call

Class A-1B (To Call)

FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	3.33	3.01	**2.75**	2.53	2.33
Modified Duration	3.08	2.80	**2.58**	2.38	2.20
First Principal Date	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Date	3/25/2013	4/25/2012	**8/25/2011**	1/25/2011	6/25/2010

Class A-2 (To Call)

FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	1.14	1.06	**1.00**	0.95	0.90
Modified Duration	1.11	1.04	**0.97**	0.92	0.87
First Principal Date	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Date	11/25/2006	10/25/2006	**8/25/2006**	7/25/2006	6/25/2006

Class A-3 (To Call)

FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	3.63	3.29	**3.00**	2.75	2.54
Modified Duration	3.40	3.09	**2.83**	2.61	2.41
First Principal Date	11/25/2006	10/25/2006	**8/25/2006**	7/25/2006	6/25/2006
Last Principal Date	1/25/2012	4/25/2011	**9/25/2010**	3/25/2010	10/25/2009

Class A-4 (To Call)

FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	8.02	7.14	**6.47**	5.90	5.35
Modified Duration	7.08	6.38	**5.84**	5.36	4.90
First Principal Date	1/25/2012	4/25/2011	**9/25/2010**	3/25/2010	10/25/2009
Last Principal Date	3/25/2013	4/25/2012	**8/25/2011**	1/25/2011	6/25/2010

Class M-1 (To Call)

FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.58	5.03	**4.64**	4.35	4.12
Modified Duration	5.03	4.58	**4.25**	4.00	3.81
First Principal Date	2/25/2008	2/25/2008	**3/25/2008**	4/25/2008	4/25/2008
Last Principal Date	3/25/2013	4/25/2012	**8/25/2011**	1/25/2011	6/25/2010

Class M-2 (To Call)

FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.58	5.02	**4.63**	4.32	4.06
Modified Duration	5.02	4.56	**4.23**	3.97	3.76
First Principal Date	2/25/2008	2/25/2008	**3/25/2008**	3/25/2008	4/25/2008
Last Principal Date	3/25/2013	4/25/2012	**8/25/2011**	1/25/2011	6/25/2010

Class M-3 (To Call)

FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.58	5.02	**4.63**	4.30	4.05
Modified Duration	5.01	4.56	**4.23**	3.96	3.74
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	3/25/2008	3/25/2008
Last Principal Date	3/25/2013	4/25/2012	**8/25/2011**	1/25/2011	6/25/2010



BOND SUMMARY
To Call

Class M-4 (To Call)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.58	5.02	**4.61**	4.30	4.03
Modified Duration	4.92	4.48	**4.15**	3.90	3.67
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	3/25/2008	3/25/2008
Last Principal Date	3/25/2013	4/25/2012	**8/25/2011**	1/25/2011	6/25/2010
Class M-5 (To Call)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.58	5.02	**4.61**	4.28	4.02
Modified Duration	4.85	4.43	**4.10**	3.84	3.63
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	2/25/2008	2/25/2008
Last Principal Date	3/25/2013	4/25/2012	**8/25/2011**	1/25/2011	6/25/2010
Class M-6 (To Call)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.54	4.99	**4.57**	4.24	3.98
Modified Duration	4.80	4.38	**4.05**	3.79	3.58
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	2/25/2008	2/25/2008
Last Principal Date	3/25/2013	4/25/2012	**8/25/2011**	1/25/2011	6/25/2010
Class M-7 (To Call)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.23	4.72	**4.33**	4.02	3.78
Modified Duration	4.37	4.00	**3.72**	3.49	3.31
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	2/25/2008	2/25/2008
Last Principal Date	6/25/2012	9/25/2011	**1/25/2011**	6/25/2010	1/25/2010
Class M-8 (To Call)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	4.78	4.32	**3.97**	3.70	3.50
Modified Duration	4.06	3.72	**3.46**	3.25	3.09
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	2/25/2008	2/25/2008
Last Principal Date	1/25/2011	6/25/2010	**12/25/2009**	7/25/2009	2/25/2009
Class M-9 (To Call)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	3.93	3.60	**3.38**	3.24	3.16
Modified Duration	3.44	3.18	**3.01**	2.90	2.83
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	2/25/2008	2/25/2008
Last Principal Date	1/25/2010	7/25/2009	**2/25/2009**	10/25/2008	7/25/2008



BOND SUMMARY
To Maturity

Class A-1B (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	3.58	3.24	**2.96**	2.71	2.50
Modified Duration	3.26	2.98	**2.73**	2.52	2.34
First Principal Date	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Date	12/25/2022	3/25/2021	**9/25/2019**	5/25/2018	4/25/2017

Class A-2 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	1.14	1.06	**1.00**	0.95	0.90
Modified Duration	1.11	1.04	**0.97**	0.92	0.87
First Principal Date	2/25/2005	2/25/2005	**2/25/2005**	2/25/2005	2/25/2005
Last Principal Date	11/25/2006	10/25/2006	**8/25/2006**	7/25/2006	6/25/2006

Class A-3 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	3.63	3.29	**3.00**	2.75	2.54
Modified Duration	3.40	3.09	**2.83**	2.61	2.41
First Principal Date	11/25/2006	10/25/2006	**8/25/2006**	7/25/2006	6/25/2006
Last Principal Date	1/25/2012	4/25/2011	**9/25/2010**	3/25/2010	10/25/2009

Class A-4 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	10.09	9.02	**8.14**	7.40	6.77
Modified Duration	8.60	7.80	**7.13**	6.55	6.05
First Principal Date	1/25/2012	4/25/2011	**9/25/2010**	3/25/2010	10/25/2009
Last Principal Date	11/25/2022	2/25/2021	**8/25/2019**	5/25/2018	4/25/2017

Class M-1 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	6.08	5.49	**5.04**	4.70	4.46
Modified Duration	5.39	4.92	**4.56**	4.29	4.09
First Principal Date	2/25/2008	2/25/2008	**3/25/2008**	4/25/2008	4/25/2008
Last Principal Date	8/25/2018	3/25/2017	**1/25/2016**	1/25/2015	2/25/2014

Class M-2 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	6.02	5.43	**4.98**	4.63	4.36
Modified Duration	5.35	4.87	**4.51**	4.22	4.00
First Principal Date	2/25/2008	2/25/2008	**3/25/2008**	3/25/2008	4/25/2008
Last Principal Date	4/25/2017	12/25/2015	**11/25/2014**	1/25/2014	3/25/2013

Class M-3 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.97	5.38	**4.94**	4.58	4.31
Modified Duration	5.30	4.83	**4.47**	4.18	3.96
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	3/25/2008	3/25/2008
Last Principal Date	7/25/2016	4/25/2015	**4/25/2014**	6/25/2013	9/25/2012


OPTION
ONE

BOND SUMMARY
To Maturity

Class M-4 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.92	5.33	**4.88**	4.54	4.26
Modified Duration	5.16	4.71	**4.35**	4.08	3.86
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	3/25/2008	3/25/2008
Last Principal Date	12/25/2015	10/25/2014	**10/25/2013**	1/25/2013	4/25/2012

Class M-5 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.79	5.22	**4.77**	4.43	4.17
Modified Duration	5.00	4.57	**4.22**	3.95	3.74
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	2/25/2008	2/25/2008
Last Principal Date	3/25/2015	2/25/2014	**3/25/2013**	6/25/2012	11/25/2011

Class M-6 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.56	5.01	**4.59**	4.26	3.99
Modified Duration	4.81	4.39	**4.06**	3.80	3.59
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	2/25/2008	2/25/2008
Last Principal Date	9/25/2013	9/25/2012	**12/25/2011**	5/25/2011	10/25/2010

Class M-7 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	5.23	4.72	**4.33**	4.02	3.78
Modified Duration	4.37	4.00	**3.72**	3.49	3.31
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	2/25/2008	2/25/2008
Last Principal Date	6/25/2012	9/25/2011	**1/25/2011**	6/25/2010	1/25/2010

Class M-8 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	4.78	4.32	**3.97**	3.70	3.50
Modified Duration	4.06	3.72	**3.46**	3.25	3.09
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	2/25/2008	2/25/2008
Last Principal Date	1/25/2011	6/25/2010	**12/25/2009**	7/25/2009	2/25/2009

Class M-9 (To Maturity)					
FRM PPC / ARM PPC	95%|80%	105%|90%	**115%|100%**	125%|110%	135%|120%
Average Life (yrs.)	3.93	3.60	**3.38**	3.24	3.16
Modified Duration	3.44	3.18	**3.01**	2.90	2.83
First Principal Date	2/25/2008	2/25/2008	**2/25/2008**	2/25/2008	2/25/2008
Last Principal Date	1/25/2010	7/25/2009	**2/25/2009**	10/25/2008	7/25/2008



Net WAC Cap Schedule Class A-1B Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	2/25/2005	4.33%	4.33%	4.33%	41	6/25/2008	6.42%	9.87%	9.87%
2	3/25/2005	6.65%	6.65%	8.50%	42	7/25/2008	6.63%	10.21%	10.21%
3	4/25/2005	6.01%	6.01%	8.50%	43	8/25/2008	6.42%	9.99%	9.99%
4	5/25/2005	6.21%	6.21%	8.50%	44	9/25/2008	6.41%	9.98%	9.98%
5	6/25/2005	6.01%	6.01%	8.50%	45	10/25/2008	6.63%	10.30%	10.30%
6	7/25/2005	6.21%	6.21%	8.50%	46	11/25/2008	6.41%	9.95%	9.95%
7	8/25/2005	6.01%	6.01%	8.50%	47	12/25/2008	6.62%	10.31%	10.31%
8	9/25/2005	6.01%	6.01%	8.50%	48	1/25/2009	6.41%	9.97%	9.97%
9	10/25/2005	6.21%	6.21%	8.50%	49	2/25/2009	6.40%	9.96%	9.96%
10	11/25/2005	6.01%	6.01%	8.50%	50	3/25/2009	7.09%	11.02%	11.02%
11	12/25/2005	6.11%	6.11%	8.50%	51	4/25/2009	6.40%	9.94%	9.94%
12	1/25/2006	5.91%	5.91%	8.50%	52	5/25/2009	6.61%	10.25%	10.25%
13	2/25/2006	5.91%	5.91%	8.50%	53	6/25/2009	6.40%	9.94%	9.94%
14	3/25/2006	6.54%	6.54%	8.50%	54	7/25/2009	6.61%	10.26%	10.26%
15	4/25/2006	5.91%	5.91%	8.50%	55	8/25/2009	6.39%	9.92%	9.92%
16	5/25/2006	6.11%	6.11%	8.50%	56	9/25/2009	6.39%	9.91%	9.91%
17	6/25/2006	5.91%	5.91%	8.50%	57	10/25/2009	6.60%	10.22%	10.22%
18	7/25/2006	6.11%	6.11%	8.50%	58	11/25/2009	6.38%	9.88%	9.88%
19	8/25/2006	5.91%	5.91%	8.50%	59	12/25/2009	6.59%	10.19%	10.19%
20	9/25/2006	5.91%	5.91%	8.50%	60	1/25/2010	6.38%	9.85%	[illegible]
21	10/25/2006	6.11%	6.11%	8.50%	61	2/25/2010	6.38%	9.83%	9.83%
22	11/25/2006	5.91%	5.92%	8.50%	62	3/25/2010	7.06%	10.87%	10.87%
23	12/25/2006	6.70%	7.88%	8.50%	63	4/25/2010	6.37%	9.80%	9.80%
24	1/25/2007	6.51%	7.70%	8.50%	64	5/25/2010	6.58%	10.11%	10.11%
25	2/25/2007	6.64%	8.07%	8.50%	65	6/25/2010	6.37%	9.77%	9.77%
26	3/25/2007	7.35%	8.93%	8.93%	66	7/25/2010	6.58%	10.08%	10.08%
27	4/25/2007	6.63%	8.06%	8.50%	67	8/25/2010	6.36%	9.74%	9.74%
28	5/25/2007	6.85%	8.33%	8.50%	68	9/25/2010	6.36%	9.72%	9.72%
29	6/25/2007	6.63%	8.62%	8.62%	69	10/25/2010	6.57%	10.03%	10.03%
30	7/25/2007	6.85%	8.93%	8.93%	70	11/25/2010	6.36%	9.69%	9.69%
31	8/25/2007	6.39%	8.52%	8.52%	71	12/25/2010	6.57%	10.00%	10.00%
32	9/25/2007	6.38%	8.51%	8.51%	72	1/25/2011	6.35%	9.66%	9.66%
33	10/25/2007	6.59%	8.78%	8.78%	73	2/25/2011	6.35%	9.64%	9.64%
34	11/25/2007	6.38%	8.49%	8.49%	74	3/25/2011	7.03%	10.66%	10.66%
35	12/25/2007	6.64%	9.47%	9.47%	75	4/25/2011	6.34%	9.61%	9.61%
36	1/25/2008	6.42%	9.18%	9.18%	76	5/25/2011	6.55%	9.92%	9.92%
37	2/25/2008	6.43%	9.32%	9.32%	77	6/25/2011	6.34%	9.58%	9.58%
38	3/25/2008	6.87%	9.95%	9.95%	78	7/25/2011	6.55%	9.88%	9.88%
39	4/25/2008	6.43%	9.30%	9.30%	79	8/25/2011	6.33%	9.55%	9.55%
40	5/25/2008	6.64%	9.60%	9.60%					

(1) Assumes the 1-month LIBOR and 6-month LIBOR remains constant at 2.39% and 2.79% respectively and run at the pricing speed to call.

(2) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00%; increases starting in the second month.

(3) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).



Net WAC Cap Schedule
Class A-2/A-3/A-4 Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	2/25/2005	4.34%	4.34%	4.34%	41	6/25/2008	6.43%	9.93%	9.93%
2	3/25/2005	6.67%	6.67%	8.50%	42	7/25/2008	6.64%	10.25%	10.25%
3	4/25/2005	6.02%	6.02%	8.50%	43	8/25/2008	6.43%	10.04%	10.04%
4	5/25/2005	6.22%	6.22%	8.50%	44	9/25/2008	6.43%	10.02%	10.02%
5	6/25/2005	6.02%	6.02%	8.50%	45	10/25/2008	6.64%	10.34%	10.34%
6	7/25/2005	6.22%	6.22%	8.50%	46	11/25/2008	6.42%	10.00%	10.00%
7	8/25/2005	6.02%	6.02%	8.50%	47	12/25/2008	6.64%	10.37%	10.37%
8	9/25/2005	6.02%	6.02%	8.50%	48	1/25/2009	6.42%	10.02%	10.02%
9	10/25/2005	6.22%	6.22%	8.50%	49	2/25/2009	6.42%	10.02%	10.02%
10	11/25/2005	6.02%	6.02%	8.50%	50	3/25/2009	7.10%	11.08%	11.08%
11	12/25/2005	6.12%	6.12%	8.50%	51	4/25/2009	6.42%	9.99%	9.99%
12	1/25/2006	5.92%	5.92%	8.50%	52	5/25/2009	6.63%	10.31%	10.31%
13	2/25/2006	5.92%	5.92%	8.50%	53	6/25/2009	6.41%	10.00%	10.00%
14	3/25/2006	6.56%	6.56%	8.50%	54	7/25/2009	6.62%	10.33%	10.33%
15	4/25/2006	5.92%	5.92%	8.50%	55	8/25/2009	6.41%	9.99%	9.99%
16	5/25/2006	6.12%	6.12%	8.50%	56	9/25/2009	6.41%	9.97%	9.97%
17	6/25/2006	5.92%	5.92%	8.50%	57	10/25/2009	6.62%	10.29%	10.29%
18	7/25/2006	6.12%	6.12%	8.50%	58	11/25/2009	6.40%	9.94%	9.94%
19	8/25/2006	5.92%	5.93%	8.50%	59	12/25/2009	6.62%	10.26%	10.26%
20	9/25/2006	5.92%	5.93%	8.50%	60	1/25/2010	6.40%	9.92%	9.92%
21	10/25/2006	6.12%	6.13%	8.50%	61	2/25/2010	6.40%	9.90%	9.90%
22	11/25/2006	5.93%	5.94%	8.50%	62	3/25/2010	7.08%	10.95%	10.95%
23	12/25/2006	6.73%	7.96%	8.50%	63	4/25/2010	6.40%	9.87%	9.87%
24	1/25/2007	6.51%	7.70%	8.50%	64	5/25/2010	6.61%	10.19%	10.19%
25	2/25/2007	6.64%	8.07%	8.50%	65	6/25/2010	6.39%	9.84%	9.84%
26	3/25/2007	7.35%	8.93%	8.93%	66	7/25/2010	6.61%	10.16%	10.16%
27	4/25/2007	6.64%	8.06%	8.50%	67	8/25/2010	6.39%	9.81%	9.81%
28	5/25/2007	6.86%	8.33%	8.50%	68	9/25/2010	6.39%	9.80%	9.80%
29	6/25/2007	6.63%	8.65%	8.65%	69	10/25/2010	6.60%	10.11%	10.11%
30	7/25/2007	6.85%	8.93%	8.93%	70	11/25/2010	6.39%	9.77%	9.77%
31	8/25/2007	6.39%	8.52%	8.52%	71	12/25/2010	6.60%	10.08%	10.08%
32	9/25/2007	6.39%	8.51%	8.51%	72	1/25/2011	6.38%	9.74%	9.74%
33	10/25/2007	6.60%	8.79%	8.79%	73	2/25/2011	6.38%	9.72%	9.72%
34	11/25/2007	6.39%	8.51%	8.51%	74	3/25/2011	7.06%	10.75%	10.75%
35	12/25/2007	6.64%	9.51%	9.51%	75	4/25/2011	6.38%	9.69%	9.69%
36	1/25/2008	6.43%	9.20%	9.20%	76	5/25/2011	6.59%	10.00%	10.00%
37	2/25/2008	6.44%	9.35%	9.35%	77	6/25/2011	6.37%	9.66%	9.66%
38	3/25/2008	6.88%	9.98%	9.98%	78	7/25/2011	6.59%	9.96%	9.96%
39	4/25/2008	6.43%	9.33%	9.33%	79	8/25/2011	6.37%	9.63%	9.63%
40	5/25/2008	6.65%	9.64%	9.64%					

(1) Assumes the 1-month LIBOR and 6-month LIBOR remains constant at 2.39% and 2.79% respectively and run at the pricing speed to call.

(2) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00%; increases starting in the second month.

(3) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).



Net WAC Cap Schedule
Mezzanine Certificates

Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)	Period	Pay Date	Net WAC Rate(1)	Net WAC Rate(2)	Effective Net WAC Rate(2) (3)
1	2/25/2005	4.34%	4.34%	4.34%	41	6/25/2008	6.43%	9.91%	10.00%
2	3/25/2005	6.66%	6.66%	10.00%	42	7/25/2008	6.64%	10.24%	10.24%
3	4/25/2005	6.02%	6.02%	10.00%	43	8/25/2008	6.42%	10.03%	10.03%
4	5/25/2005	6.22%	6.22%	10.00%	44	9/25/2008	6.42%	10.01%	10.01%
5	6/25/2005	6.02%	6.02%	10.00%	45	10/25/2008	6.64%	10.33%	10.33%
6	7/25/2005	6.22%	6.22%	10.00%	46	11/25/2008	6.42%	9.99%	9.99%
7	8/25/2005	6.02%	6.02%	10.00%	47	12/25/2008	6.63%	10.35%	10.35%
8	9/25/2005	6.02%	6.02%	10.00%	48	1/25/2009	6.42%	10.01%	10.01%
9	10/25/2005	6.22%	6.22%	10.00%	49	2/25/2009	6.42%	10.01%	10.01%
10	11/25/2005	6.02%	6.02%	10.00%	50	3/25/2009	7.10%	11.06%	11.06%
11	12/25/2005	6.12%	6.12%	10.00%	51	4/25/2009	6.41%	9.98%	9.98%
12	1/25/2006	5.92%	5.92%	10.00%	52	5/25/2009	6.62%	10.30%	10.30%
13	2/25/2006	5.92%	5.92%	10.00%	53	6/25/2009	6.41%	9.99%	9.99%
14	3/25/2006	6.55%	6.56%	10.00%	54	7/25/2009	6.62%	10.31%	10.31%
15	4/25/2006	5.92%	5.92%	10.00%	55	8/25/2009	6.40%	9.97%	9.97%
16	5/25/2006	6.12%	6.12%	10.00%	56	9/25/2009	6.40%	9.96%	9.96%
17	6/25/2006	5.92%	5.92%	10.00%	57	10/25/2009	6.61%	10.28%	10.28%
18	7/25/2006	6.12%	6.12%	10.00%	58	11/25/2009	6.40%	9.93%	9.93%
19	8/25/2006	5.92%	5.92%	10.00%	59	12/25/2009	6.61%	10.25%	10.25%
20	9/25/2006	5.92%	5.92%	10.00%	60	1/25/2010	6.40%	9.90%	9.90%
21	10/25/2006	6.12%	6.12%	10.00%	61	2/25/2010	6.39%	9.89%	9.89%
22	11/25/2006	5.93%	5.94%	10.00%	62	3/25/2010	7.08%	10.93%	10.93%
23	12/25/2006	6.72%	7.94%	10.00%	63	4/25/2010	6.39%	9.86%	9.86%
24	1/25/2007	6.51%	7.70%	10.00%	64	5/25/2010	6.60%	10.17%	10.17%
25	2/25/2007	6.64%	8.07%	10.00%	65	6/25/2010	6.39%	9.83%	9.83%
26	3/25/2007	7.35%	8.93%	10.00%	66	7/25/2010	6.60%	10.14%	10.14%
27	4/25/2007	6.64%	8.06%	10.00%	67	8/25/2010	6.38%	9.80%	9.80%
28	5/25/2007	6.85%	8.33%	10.00%	68	9/25/2010	6.38%	9.78%	9.78%
29	6/25/2007	6.63%	8.64%	10.00%	69	10/25/2010	6.59%	10.09%	10.09%
30	7/25/2007	6.85%	8.93%	10.00%	70	11/25/2010	6.38%	9.75%	9.75%
31	8/25/2007	6.39%	8.52%	10.00%	71	12/25/2010	6.59%	10.06%	10.06%
32	9/25/2007	6.39%	8.51%	10.00%	72	1/25/2011	6.38%	9.72%	9.72%
33	10/25/2007	6.60%	8.79%	10.00%	73	2/25/2011	6.37%	9.70%	9.70%
34	11/25/2007	6.39%	8.51%	10.00%	74	3/25/2011	7.05%	10.73%	10.73%
35	12/25/2007	6.64%	9.50%	10.00%	75	4/25/2011	6.37%	9.67%	9.67%
36	1/25/2008	6.43%	9.20%	10.00%	76	5/25/2011	6.58%	9.98%	9.98%
37	2/25/2008	6.43%	9.34%	10.00%	77	6/25/2011	6.37%	9.64%	9.64%
38	3/25/2008	6.88%	9.98%	10.00%	78	7/25/2011	6.58%	9.94%	9.94%
39	4/25/2008	6.43%	9.32%	10.00%	79	8/25/2011	6.36%	9.61%	9.61%
40	5/25/2008	6.64%	9.63%	10.00%					

(1) Assumes the 1-month LIBOR and 6-month LIBOR remains constant at 2.39% and 2.79% respectively and run at the pricing speed to call.

(2) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00%; increases starting in the second month..

(3) Assumes the 1-month LIBOR and 6-month LIBOR are instantaneously increased to a rate of 20.00% and payments are received from the applicable Yield Maintenance Agreement(s).

OOMLT 2005-1

Banc of America Securities

Assumptions

Prepay Speed	Pricing
Loss Severity	60%
Recovery Delay	6 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

	Forward Libor		Forward Libor + 200 bp	
Class	CDR (%)	Cum Loss (%)	CDR (%)	Cum Loss (%)
M-4	6.2	10.56	4.4	7.78
M-5	5.0	8.72	3.2	5.80
M-6	4.4	7.77	2.7	4.95
M-7	4.0	7.12	2.2	4.08
M-8	3.8	6.80	1.7	3.18
M-9	3.5	6.30	1.1	2.09

OOMLT 2005-1

Assumptions

Prepay Speed	Pricing
Recovery Delay	12 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

Class M-5

	30% Severity		40% Severity		50% Severity	
	Fwd LIBOR	Fwd LIBOR + 150bps	Fwd LIBOR	Fwd LIBOR + 150bps	Fwd LIBOR	Fwd LIBOR + 150bps
CDR (%)	9.2	7.2	6.8	5.3	5.4	4.2
Cum Loss (%)	7.40	6.02	7.63	6.13	7.79	6.21
WAL	11.09	11.65	11.69	12.11	12.08	12.40

Class M-6

	30% Severity		40% Severity		50% Severity	
	Fwd LIBOR	Fwd LIBOR + 150bps	Fwd LIBOR	Fwd LIBOR + 150bps	Fwd LIBOR	Fwd LIBOR + 150bps
CDR (%)	7.9	6.0	5.9	4.5	4.7	3.6
Cum Loss (%)	6.51	5.14	6.74	5.29	6.88	5.39
WAL	13.05	13.72	13.76	14.31	14.19	14.69

OOMLT 2005-1

Banc of America Securities

INTERNAL USE ONLY

Assumptions

Prepay Speed	Pricing Speed
Recovery Delay	12 months
Libor	Forward
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

DM Break	*DM falls below zero*
Break-even	*Bond takes first dollar of principal loss*

Class M-6

	Servicer Advances						No Servicer Advances					
	Severity: 40%			Severity: 60%			Severity: 40%			Severity: 60%		
	- 200 bp	+ 0 bp	+200 bp	- 200 bp	+ 0 bp	+200 bp	- 200 bp	+ 0 bp	+200 bp	- 200 bp	+ 0 bp	+200 bp
DM Break (CDR)	7.9	6.2	4.2	5.2	4.1	2.8	6.9	5.3	3.6	4.8	3.7	2.5
Cum Loss	8.66	7.04	4.97	9.02	7.29	5.12	7.71	6.13	4.32	8.39	6.63	4.60
Break-even (CDR)	7.6	5.9	3.9	5.0	3.9	2.6	6.6	5.0	3.4	4.5	3.5	2.4
Cum Loss	8.38	6.74	4.65	8.71	6.96	4.78	7.42	5.82	4.09	7.92	6.30	4.43

Assumptions

Loss Severity	50%
Recovery Delay	12 months
Libor	Forward
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

	Servicer Advances			No Servicer Advances		
	200% PPC - 200 bp	100% PPC + 0 bp	50% PPC +200 bp	200% PPC - 200 bp	100% PPC + 0 bp	50% PPC +200 bp
DM Break (CDR)	6.1	4.9	3.9	5.5	4.3	3.3
Cum Loss	4.97	7.14	9.85	4.50	6.34	8.54
Break-even (CDR)	5.9	4.7	3.7	5.4	4.1	3.2
Cum Loss	4.82	6.88	9.42	4.43	6.07	8.32

OOMLT 2005-1

Banc of America Securities

INTERNAL USE ONLY

Assumptions

Prepay Speed	Pricing Speed
Recovery Delay	12 months
Libor	Forward
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

DM Break	*DM falls below zero*
Break-even	*Bond takes first dollar of principal loss*

Class M-7

	Servicer Advances						No Servicer Advances					
	Severity: 40%			Severity: 60%			Severity: 40%			Severity: 60%		
	- 200 bp	+ 0 bp	+200 bp	- 200 bp	+ 0 bp	+200 bp	- 200 bp	+ 0 bp	+200 bp	- 200 bp	+ 0 bp	+200 bp
DM Break (CDR)	7.1	5.5	3.6	4.7	3.6	2.4	6.2	4.7	3.0	4.3	3.3	2.1
Cum Loss	7.91	6.33	4.32	8.23	6.46	4.43	7.03	5.50	3.64	7.59	5.96	3.90
Break-even (CDR)	6.6	5.2	3.3	4.3	3.5	2.2	5.8	4.5	2.9	4.0	3.1	2.0
Cum Loss	7.42	6.02	3.98	7.59	6.30	4.08	6.63	5.29	3.53	7.11	5.63	3.72

Assumptions

Loss Severity	50%
Recovery Delay	12 months
Libor	Forward
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

	Servicer Advances			No Servicer Advances		
	200% PPC - 200 bp	100% PPC + 0 bp	50% PPC +200 bp	200% PPC - 200 bp	100% PPC + 0 bp	50% PPC +200 bp
DM Break (CDR)	5.1	4.4	3.6	4.7	3.9	3.1
Cum Loss	4.19	6.48	9.20	3.87	5.80	8.09
Break-even (CDR)	4.8	4.1	3.3	4.4	3.7	2.8
Cum Loss	3.95	6.07	8.54	3.63	5.53	7.40

Banc of America Securities



Assumptions

Libor	Static at values below
Run to	Call
Prepayments	5 CPR

AFC value is inclusive of Cap Pmts and exclusive of Excess Spread

Class A-2

		LIBOR = 5.00%		LIBOR = 6.00%		LIBOR = 7.00%		LIBOR = 8.00%	
Pd	Date	Balance	AFC	Balance	AFC	Balance	AFC	Balance	AFC
1	2/25/2005	262,914,000.00	5.25%	262,914,000.00	6.25%	262,914,000.00	7.25%	262,914,000.00	8.25%
2	3/25/2005	258,375,110.98	6.67%	258,375,110.98	6.67%	258,375,110.98	7.25%	258,375,110.98	8.25%
3	4/25/2005	253,854,392.71	6.02%	253,854,392.71	6.25%	253,854,392.71	7.25%	253,854,392.71	8.24%
4	5/25/2005	249,351,765.47	6.22%	249,351,765.47	6.25%	249,351,765.47	7.24%	249,351,765.47	8.24%
5	6/25/2005	244,867,185.77	6.02%	244,867,185.77	6.25%	244,867,185.77	7.23%	244,867,185.77	8.22%
6	7/25/2005	240,400,581.32	6.22%	240,400,581.32	6.25%	240,400,581.32	7.23%	240,400,581.32	8.21%
7	8/25/2005	235,951,847.90	6.02%	235,951,847.90	6.25%	235,951,847.90	7.21%	235,951,847.90	8.18%
8	9/25/2005	231,520,908.36	6.02%	231,520,908.36	6.24%	231,520,908.36	7.20%	231,520,908.36	8.16%
9	10/25/2005	227,107,665.37	6.22%	227,107,665.37	6.26%	227,107,665.37	7.21%	227,107,665.37	8.15%
10	11/25/2005	222,712,041.20	6.02%	222,712,041.20	6.25%	222,712,041.20	7.18%	222,712,041.20	8.11%
11	12/25/2005	218,333,988.69	6.12%	218,333,988.69	6.25%	218,333,988.69	7.17%	218,333,988.69	8.09%
12	1/25/2006	213,973,436.29	5.93%	213,973,436.29	6.23%	213,973,436.29	7.14%	213,973,436.29	8.04%
13	2/25/2006	209,630,285.96	5.93%	209,630,285.96	6.24%	209,630,285.96	7.12%	209,630,285.96	8.01%
14	3/25/2006	205,304,462.31	6.56%	205,304,462.31	6.56%	205,304,462.31	7.18%	205,304,462.31	8.05%
15	4/25/2006	200,995,873.08	5.93%	200,995,873.08	6.22%	200,995,873.08	7.07%	200,995,873.08	7.92%
16	5/25/2006	196,704,442.49	6.12%	196,704,442.49	6.26%	196,704,442.49	7.09%	196,704,442.49	7.92%
17	6/25/2006	192,430,120.51	5.93%	192,430,120.51	6.22%	192,430,120.51	7.03%	192,430,120.51	7.84%
18	7/25/2006	188,172,836.56	6.12%	188,172,836.56	6.25%	188,172,836.56	7.04%	188,172,836.56	7.83%
19	8/25/2006	183,932,498.01	5.93%	183,932,498.01	6.20%	183,932,498.01	6.97%	183,932,498.01	7.73%
20	9/25/2006	179,709,031.20	5.93%	179,709,031.20	6.19%	179,709,031.20	6.94%	179,709,031.20	7.68%
21	10/25/2006	175,502,348.38	6.12%	175,502,348.38	6.24%	175,502,348.38	6.96%	175,502,348.38	7.68%
22	11/25/2006	171,312,559.32	5.94%	171,312,559.32	6.19%	171,312,559.32	6.89%	171,312,559.32	7.58%
23	12/25/2006	167,140,284.92	7.99%	167,140,286.91	7.99%	167,140,286.91	7.99%	167,140,286.91	8.21%
24	1/25/2007	163,155,432.21	7.73%	163,155,458.74	7.73%	163,155,458.74	7.73%	163,155,458.74	8.12%
25	2/25/2007	159,186,572.33	8.09%	159,186,623.31	8.09%	159,186,623.31	8.09%	159,186,623.31	8.24%
26	3/25/2007	155,267,230.17	8.96%	155,267,310.37	8.96%	155,267,310.37	8.96%	155,267,310.37	8.96%
27	4/25/2007	151,363,049.97	8.09%	151,363,159.27	8.09%	151,363,159.27	8.09%	151,363,159.27	8.23%
28	5/25/2007	147,474,003.87	8.37%	147,474,152.69	8.37%	147,474,152.69	8.37%	147,474,152.69	8.37%
29	6/25/2007	143,600,161.96	8.22%	143,600,390.01	8.71%	143,600,391.69	8.71%	143,600,391.69	8.71%
30	7/25/2007	139,750,392.22	8.50%	139,782,928.17	9.00%	139,782,950.53	9.00%	139,782,950.53	9.00%
31	8/25/2007	135,915,508.87	8.01%	135,980,333.58	8.59%	135,980,376.58	8.59%	135,980,376.58	8.59%
32	9/25/2007	132,097,254.06	8.01%	132,200,647.91	8.59%	132,200,715.57	8.59%	132,200,715.57	8.59%
33	10/25/2007	128,293,694.29	8.28%	128,435,510.76	8.88%	128,435,603.01	8.88%	128,435,603.01	8.88%
34	11/25/2007	124,504,760.73	8.02%	124,684,892.80	8.60%	124,685,019.34	8.61%	124,685,019.34	8.61%
35	12/25/2007	120,731,408.67	8.42%	120,949,854.52	9.15%	120,950,057.14	9.66%	120,950,058.56	9.66%
36	1/25/2008	116,985,510.94	8.15%	117,249,185.43	8.86%	117,277,288.43	9.36%	117,277,307.35	9.36%
37	2/25/2008	113,254,285.43	8.18%	113,563,059.55	8.91%	113,619,075.04	9.51%	113,619,111.43	9.51%
38	3/25/2008	109,540,158.86	8.75%	109,895,301.21	9.53%	109,984,676.83	10.17%	109,984,734.11	10.17%
39	4/25/2008	105,840,209.94	8.18%	106,241,542.98	8.91%	106,364,179.56	9.51%	106,364,257.68	9.51%
40	5/25/2008	102,154,371.58	8.46%	102,601,717.64	9.21%	102,757,552.77	9.83%	102,757,660.83	9.84%
41	6/25/2008	98,482,700.82	8.19%	98,976,032.53	8.96%	99,165,081.51	9.67%	99,165,244.47	10.17%
42	7/25/2008	94,825,594.25	8.47%	95,367,306.73	9.26%	95,594,909.79	9.99%	95,619,213.33	10.52%
43	8/25/2008	91,182,464.50	8.20%	91,772,379.27	8.97%	92,038,460.77	9.70%	92,086,934.79	10.31%
44	9/25/2008	87,553,330.28	8.20%	88,191,798.31	8.97%	88,497,356.29	9.70%	88,574,733.93	10.31%
45	10/25/2008	83,937,970.65	8.47%	84,624,799.08	9.27%	84,969,715.29	10.03%	85,075,934.23	10.66%
46	11/25/2008	80,336,320.07	8.20%	81,071,315.84	8.97%	81,455,471.81	9.71%	81,590,469.57	10.32%
47	12/25/2008	76,748,313.27	8.47%	77,531,363.00	9.28%	77,954,790.08	10.08%	78,118,504.02	10.71%
48	1/25/2009	73,173,885.24	8.20%	74,005,256.90	8.98%	74,470,064.83	9.75%	74,662,578.31	10.37%
49	2/25/2009	69,612,971.21	8.20%	70,492,528.00	8.99%	70,998,599.05	9.76%	71,219,850.07	10.38%
50	3/25/2009	66,065,506.65	9.08%	66,993,170.99	9.95%	67,540,849.88	10.81%	67,790,804.16	11.50%
51	4/25/2009	62,531,427.28	8.20%	63,507,001.94	8.99%	64,096,158.82	9.77%	64,374,752.65	10.38%
52	5/25/2009	59,010,669.07	8.47%	60,033,956.53	9.29%	60,664,461.26	10.09%	60,971,630.73	10.73%
53	6/25/2009	55,503,168.23	8.20%	56,573,970.71	8.99%	57,245,739.50	9.77%	57,581,548.99	10.43%
54	7/25/2009	52,008,861.22	8.47%	53,126,980.61	9.29%	53,840,244.14	10.10%	54,206,491.96	10.78%
55	8/25/2009	48,527,684.74	8.20%	49,692,922.62	8.99%	50,447,599.15	9.78%	50,844,223.77	10.44%
56	9/25/2009	45,059,575.72	8.20%	46,271,733.36	8.99%	47,067,780.79	9.78%	47,495,107.61	10.44%
57	10/25/2009	41,604,471.33	8.47%	42,863,349.68	9.29%	43,700,634.43	10.10%	44,158,591.89	10.79%
58	11/25/2009	38,161,163.87	8.20%	39,466,563.53	8.99%	40,344,951.66	9.78%	40,833,467.93	10.45%
59	12/25/2009	34,729,713.96	8.47%	36,081,595.22	9.29%	37,001,090.17	10.11%	37,520,211.09	10.79%
60	1/25/2010	31,258,056.92	8.20%	32,664,537.10	8.99%	33,632,152.22	9.78%	34,187,069.72	10.45%
61	2/25/2010	27,794,707.12	8.20%	29,255,658.60	8.99%	30,271,328.60	9.78%	30,862,038.07	10.45%
62	3/25/2010	24,332,267.35	9.08%	25,849,149.21	9.95%	26,914,172.11	10.83%	27,541,666.49	11.57%
63	4/25/2010	20,882,516.56	8.20%	22,455,075.45	8.99%	23,569,278.70	9.78%	24,233,463.15	10.45%
64	5/25/2010	17,445,392.45	8.47%	19,073,374.57	9.29%	20,236,585.16	10.11%	20,937,364.47	10.80%
65	6/25/2010	14,020,832.92	8.20%	15,703,984.05	8.99%	16,916,028.50	9.78%	17,653,307.08	10.45%
66	7/25/2010	10,608,776.13	8.47%	12,346,841.61	9.29%	13,607,545.92	10.11%	14,381,227.79	10.80%
67	8/25/2010	7,209,160.43	8.20%	9,001,885.16	8.99%	10,311,074.82	9.78%	11,121,063.63	10.45%
68	9/25/2010	3,821,924.45	8.20%	5,669,052.85	8.99%	7,026,552.83	9.78%	7,872,751.80	10.45%
69	10/25/2010	447,007.01	8.48%	2,348,283.01	9.29%	3,753,917.76	10.11%	4,636,229.70	10.80%
70	11/25/2010	-	-	-	-	493,107.61	9.79%	1,411,434.91	10.45%

OOMLT 2005-1

Banc of America Securities

Assumptions

Libor	Static
Run to	Call

Class A-2

	5% CPR	10% CPR	20% CPR	30% CPR	40% CPR
WAL (years)	2.72	1.48	0.77	0.51	0.38
Principal Window	1 to 67	1 to 36	1 to 18	1 to 12	1 to 8

OOMLT 2005-1

Banc of America Securities

Assumptions

FRM PPC	4% - 23% CPR months 1 - 12; 23% CPR months thereafter
ARM PPC	4% - 27% CPR months 1 - 12; 27% CPR months 13 - 22; 50% CPR months 23-27; 27% CPR month 28 and thereafter
Recovery Delay	12 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

Class M-7

	Forward Libor						Libor flat for 12 months, then + 400 bp					
	Severity: 35%			Severity: 55%			Severity: 35%			Severity: 55%		
PPC	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)
75%	6.3	7.95	19.96	4.0	8.53	21.35	4.0	5.45	17.29	2.6	5.83	17.34
100%	5.9	5.94	15.94	3.7	6.16	16.65	3.8	4.03	13.74	2.5	4.30	14.47
135%	5.4	4.16	11.95	3.4	4.25	12.39	3.3	2.63	12.70	2.1	2.68	13.00

Class M-8

	Forward Libor						Libor flat for 12 months, then + 400 bp					
	Severity: 35%			Severity: 55%			Severity: 35%			Severity: 55%		
PPC	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)
75%	6.0	7.65	21.97	3.9	8.35	25.69	3.2	4.48	18.70	2.1	4.79	17.76
100%	5.5	5.59	17.66	3.5	5.86	18.61	3.1	3.34	14.54	2.0	3.48	14.52
135%	4.9	3.80	13.43	3.2	4.01	14.74	2.9	2.33	14.71	1.8	2.31	14.42

Class M-9

	Forward Libor						Libor flat for 12 months, then + 400 bp					
	Severity: 35%			Severity: 55%			Severity: 35%			Severity: 55%		
PPC	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)	CDR (%)	Cum Loss (%)	WAL (Yrs)
75%	5.4	7.01	21.28	3.4	7.40	22.58	1.9	2.78	18.75	1.2	2.83	19.35
100%	5.2	5.32	17.33	3.4	5.70	19.89	1.9	2.11	14.58	1.2	2.13	14.97
135%	4.4	3.44	13.08	2.8	3.53	13.52	1.9	1.55	10.85	1.2	1.56	10.90

OOMLT 2005-1

Bancof America Securities

Assumptions

Prepays	Pricing Speed
LIBOR	Fwd
Recovery Delay	0 months
Trigger	Fail

Defaults are in addition to prepayments

Class M-4

	Severity: 40%		Severity: 50%	
	CDR (%)	Cum Loss (%)	CDR (%)	Cum Loss (%)
Run to Call	11.2	10.63	8.9	11.00
Run to Maturity	10.6	11.07	8.4	11.43

OOMLT 2005-1

Banc of America Securities

Assumptions

Prepay Speed	See PPC Curves
Severity	FRM / ARM - 45% / 40%
Default Curves	See CDR Curves
Recovery Delay	12 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

Class M-7

	Static	Fwd LIBOR
% of CDR Curve	114	78
Cum Loss (%)	5.85	4.17

Class M-8

	Static	Fwd LIBOR
% of CDR Curve	103	69
Cum Loss (%)	5.35	3.73

WAMCO FRM PPC Curve

Pd	Value
1	2.0
18	15.0
360	15.0

WAMCO ARM PPC Curve

Pd	Value
1	4.0
12	25.0
24	30.0
25	60.0
30	60.0
31	50.0
36	50.0
37	40.0
42	40.0
43	35.0
48	35.0
49	30.0
360	30.0

WAMCO FRM CDR Curve

Pd	Value
1	0.0
24	4.0
108	2.0
360	2.0

WAMCO ARM CDR Curve

Pd	Value
1	0.0
30	9.0
114	4.5
360	4.5

Assumptions

Recovery Delay	6 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

Class M-7

	40% Severity				60% Severity			
	Fwd LIBOR		Fwd + 200		Fwd LIBOR		Fwd + 200	
	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss
50% Pricing	6.2	11.40	3.2	6.65	4.2	12.52	2.2	7.16
100% Pricing	5.9	6.74	3.3	3.98	4.0	7.12	2.2	4.08
150% Pricing	5.8	4.82	3.1	2.66	3.9	4.97	2.1	2.74
35 CPR	6.0	5.00	3.6	3.13	4.0	5.17	2.4	3.20

Class M-8

	40% Severity				60% Severity			
	Fwd LIBOR		Fwd + 200		Fwd LIBOR		Fwd + 200	
	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss
50% Pricing	5.9	10.97	2.5	5.36	3.9	11.76	1.7	5.66
100% Pricing	5.6	6.44	2.6	3.18	3.8	6.80	1.7	3.18
150% Pricing	5.4	4.51	2.6	2.25	3.6	4.61	1.8	2.36
35 CPR	5.5	4.62	2.9	2.55	3.7	4.81	1.9	2.55

Class M-9

	40% Severity				60% Severity			
	Fwd LIBOR		Fwd + 200		Fwd LIBOR		Fwd + 200	
	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss	CDR Break	Cum Loss
50% Pricing	5.0	9.62	1.7	3.77	3.2	9.93	1.1	3.76
100% Pricing	5.3	6.13	1.7	2.12	3.5	6.30	1.1	2.09
150% Pricing	4.8	4.04	1.7	1.49	3.2	4.12	1.1	1.45
35 CPR	5.1	4.32	1.8	1.61	3.4	4.44	1.2	1.63

OOMLT 2005-1

Banc of America Securities

Prepayments:	**Pricing Speed**
Defaults:	**3 CDR**
Severity:	**40%**
Recovery:	**0 mos.**
Trigger:	**Fails on Day 1**
Run to:	**Call**

Period	Fwd XS Spread	Fwd+200 XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	109	0	2.39%	2.79%
2	227	42	2.57%	2.92%
3	184	0	2.70%	3.03%
4	182	0	2.82%	3.15%
5	159	0	2.94%	3.24%
6	143	0	3.21%	3.34%
7	136	0	3.16%	3.40%
8	127	0	3.25%	3.44%
9	122	0	3.42%	3.48%
10	113	0	3.38%	3.50%
11	106	0	3.47%	3.53%
12	82	0	3.58%	3.56%
13	97	0	3.42%	3.57%
14	129	0	3.47%	3.63%
15	86	0	3.52%	3.68%
16	94	0	3.57%	3.72%
17	75	0	3.62%	3.77%
18	83	0	3.67%	3.82%
19	64	0	3.72%	3.87%
20	59	0	3.77%	3.90%
21	67	0	3.82%	3.92%
22	49	0	3.86%	3.94%
23	186	38	3.91%	3.96%
24	168	14	3.95%	3.98%
25	204	60	3.87%	3.99%
26	243	118	3.91%	4.03%
27	195	51	3.94%	4.06%
28	205	68	3.97%	4.10%
29	195	102	4.01%	4.13%
30	206	120	4.04%	4.16%
31	164	83	4.08%	4.20%
32	159	78	4.11%	4.23%
33	170	95	4.14%	4.25%
34	150	70	4.18%	4.27%
35	182	129	4.21%	4.30%
36	162	104	4.24%	4.32%
37	165	113	4.23%	4.35%
38	193	153	4.26%	4.37%
39	156	105	4.29%	4.40%
40	168	123	4.32%	4.43%
41	157	109	4.35%	4.46%
42	169	127	4.38%	4.49%
43	149	103	4.41%	4.52%
44	145	99	4.43%	4.54%

Period	Fwd XS Spread	Fwd+200 XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
45	157	117	4.46%	4.57%
46	136	90	4.49%	4.60%
47	159	120	4.51%	4.62%
48	137	93	4.54%	4.65%
49	133	90	4.57%	4.68%
50	182	155	4.60%	4.70%
51	125	81	4.62%	4.73%
52	138	100	4.65%	4.75%
53	125	82	4.67%	4.78%
54	138	101	4.69%	4.80%
55	118	75	4.72%	4.82%
56	114	71	4.74%	4.84%
57	127	90	4.76%	4.86%
58	105	63	4.79%	4.88%
59	125	89	4.81%	4.90%
60	104	62	4.83%	4.92%
61	102	60	4.83%	4.93%
62	153	127	4.85%	4.95%
63	94	52	4.87%	4.97%
64	107	72	4.89%	4.99%
65	91	50	4.91%	5.01%
66	104	70	4.93%	5.03%
67	84	44	4.95%	5.05%
68	81	40	4.97%	5.07%
69	94	60	4.99%	5.10%
70	74	33	5.01%	5.12%
71	93	60	5.02%	5.14%
72	72	33	5.04%	5.17%
73	67	29	5.09%	5.19%

OOMLT 2005-1

Banc of America Securities

Fixed Prepays: 50% of Pricing
ARM Prepays: 150% of Pricing
Run to: Call
AFC is inclusive of YM Payments, but not inclusive of Excess Spread

Period	Fwd Sub AFC	Fwd+200 Sub AFC	Forward 1m LIBOR	Forward 6m LIBOR
1	4.34%	5.57%	2.39%	2.79%
2	6.66%	6.66%	2.57%	2.92%
3	6.02%	6.02%	2.70%	3.03%
4	6.22%	6.22%	2.82%	3.15%
5	6.02%	6.12%	2.94%	3.24%
6	6.22%	6.39%	3.21%	3.34%
7	6.02%	6.34%	3.16%	3.40%
8	6.02%	6.43%	3.25%	3.44%
9	6.22%	6.61%	3.42%	3.48%
10	6.02%	6.56%	3.38%	3.50%
11	6.13%	6.66%	3.47%	3.53%
12	5.93%	6.77%	3.58%	3.56%
13	5.93%	6.61%	3.42%	3.57%
14	6.57%	6.66%	3.47%	3.63%
15	5.93%	6.72%	3.52%	3.68%
16	6.13%	6.76%	3.57%	3.72%
17	5.94%	6.82%	3.62%	3.77%
18	6.14%	6.87%	3.67%	3.82%
19	5.94%	6.92%	3.72%	3.87%
20	5.95%	6.97%	3.77%	3.90%
21	6.15%	7.02%	3.82%	3.92%
22	5.96%	7.07%	3.86%	3.94%
23	7.32%	7.76%	3.91%	3.96%
24	7.08%	7.51%	3.95%	3.98%
25	7.32%	7.83%	3.87%	3.99%
26	8.09%	8.64%	3.91%	4.03%
27	7.29%	7.78%	3.94%	4.06%
28	7.51%	8.02%	3.97%	4.10%
29	7.33%	8.21%	4.01%	4.13%
30	7.55%	8.45%	4.04%	4.16%
31	7.07%	8.01%	4.08%	4.20%
32	7.05%	7.97%	4.11%	4.23%
33	7.26%	8.19%	4.14%	4.25%
34	7.01%	7.89%	4.18%	4.27%
35	7.37%	8.42%	4.21%	4.30%
36	7.11%	8.11%	4.24%	4.32%
37	7.12%	8.14%	4.23%	4.35%
38	7.58%	8.64%	4.26%	4.37%
39	7.07%	8.04%	4.29%	4.40%
40	7.27%	8.26%	4.32%	4.43%
41	7.08%	8.02%	4.35%	4.46%
42	7.28%	8.24%	4.38%	4.49%
43	7.03%	7.94%	4.41%	4.52%
44	7.01%	7.89%	4.43%	4.54%

Period	Fwd Sub AFC	Fwd+200 Sub AFC	Forward 1m LIBOR	Forward 6m LIBOR
45	7.21%	8.10%	4.46%	4.57%
46	6.95%	7.79%	4.49%	4.60%
47	7.21%	8.06%	4.51%	4.62%
48	6.95%	7.75%	4.54%	4.65%
49	6.93%	7.71%	4.57%	4.68%
50	7.64%	8.48%	4.60%	4.70%
51	6.87%	7.61%	4.62%	4.73%
52	7.07%	7.81%	4.65%	4.75%
53	6.86%	7.55%	4.67%	4.78%
54	7.06%	7.75%	4.69%	4.80%
55	6.81%	7.45%	4.72%	4.82%
56	6.78%	7.40%	4.74%	4.84%
57	6.98%	7.60%	4.76%	4.86%
58	6.72%	7.31%	4.79%	4.88%
59	6.95%	7.53%	4.81%	4.90%
60	6.70%	7.24%	4.83%	4.92%
61	6.68%	7.20%	4.83%	4.93%
62	7.36%	7.92%	4.85%	4.95%
63	6.62%	7.11%	4.87%	4.97%
64	6.82%	7.30%	4.89%	4.99%
65	6.60%	7.04%	4.91%	5.01%
66	6.79%	7.24%	4.93%	5.03%
67	6.55%	6.97%	4.95%	5.05%
68	6.53%	6.93%	4.97%	5.07%
69	6.72%	7.12%	4.99%	5.10%
70	6.48%	6.85%	5.01%	5.12%
71	6.70%	7.06%	5.02%	5.14%
72	6.46%	6.80%	5.04%	5.17%
73	6.44%	6.77%	5.09%	5.19%
74	7.11%	7.46%	5.11%	5.21%
75	6.40%	6.70%	5.13%	5.22%

OOMLT 2005-1

Banc of America Securities

Assumptions

Recovery Delay	6 months
Trigger	Fail
Run to	Maturity

Defaults are in addition to prepayments

Class M-7

	50% Severity			
	Fwd LIBOR		Fwd + 200	
	CDR Break	Cum Loss	CDR Break	Cum Loss
50% Pricing	5.0	12.03	2.6	6.93
100% Pricing	4.8	7.01	2.6	3.98
150% Pricing	4.7	4.95	2.5	2.70
35 CPR	4.8	5.10	2.9	3.19

Class M-8

	50% Severity			
	Fwd LIBOR		Fwd + 200	
	CDR Break	Cum Loss	CDR Break	Cum Loss
50% Pricing	4.7	11.44	2.0	5.47
100% Pricing	4.5	6.61	2.1	3.25
150% Pricing	4.3	4.55	2.1	2.28
35 CPR	4.5	4.81	2.3	2.56

Class M-9

	50% Severity			
	Fwd LIBOR		Fwd + 200	
	CDR Break	Cum Loss	CDR Break	Cum Loss
50% Pricing	3.9	9.80	1.3	3.67
100% Pricing	4.2	6.21	1.4	2.20
150% Pricing	3.9	4.14	1.4	1.54
35 CPR	4.1	4.41	1.4	1.58

OOMLT 2005-1

Banc of America Securities

Assumptions

Prepay Speed	Pricing
Loss Severity	40%
Recovery Delay	12 months
Trigger	Fails on Day 1
Run to	Maturity

Defaults are in addition to prepayments

"Break" occurs when bond recieves first dollar of writedown

	Static LIBOR		Forward LIBOR	
	CDR (%)	Cum Loss (%)	CDR (%)	Cum Loss (%)
Class M1	15.4	14.77	13.4	13.31
Class M2	13.2	13.15	11.3	11.65
Class M3	11.9	12.12	10.0	10.56
Class M4	10.6	11.06	8.7	9.41
Class M5	8.6	9.31	6.8	7.63
Class M6	7.6	8.38	5.9	6.74
Class M7	6.8	7.62	5.2	6.02
Class M8	6.5	7.33	4.9	5.71
Class M9	5.7	6.53	4.4	5.18

Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
1	231	231	2.39%	2.79%
2	366	348	2.57%	2.92%
3	338	306	2.70%	3.03%
4	347	304	2.82%	3.15%
5	338	281	2.94%	3.24%
6	346	265	3.21%	3.34%
7	337	258	3.16%	3.40%
8	337	249	3.25%	3.44%
9	346	244	3.42%	3.48%
10	336	235	3.38%	3.50%
11	335	228	3.47%	3.53%
12	325	205	3.58%	3.56%
13	325	220	3.42%	3.57%
14	352	252	3.47%	3.63%
15	324	209	3.52%	3.68%
16	332	216	3.57%	3.72%
17	323	198	3.62%	3.77%
18	331	206	3.67%	3.82%
19	321	187	3.72%	3.87%
20	321	181	3.77%	3.90%
21	330	190	3.82%	3.92%
22	320	172	3.86%	3.94%
23	389	309	3.91%	3.96%
24	379	291	3.95%	3.98%
25	392	327	3.87%	3.99%
26	419	366	3.91%	4.03%
27	390	318	3.94%	4.06%
28	399	328	3.97%	4.10%
29	388	319	4.01%	4.13%
30	397	330	4.04%	4.16%
31	361	288	4.08%	4.20%
32	361	283	4.11%	4.23%
33	369	294	4.14%	4.25%
34	359	275	4.18%	4.27%
35	372	306	4.21%	4.30%
36	361	287	4.24%	4.32%
37	361	290	4.23%	4.35%
38	385	324	4.26%	4.37%
39	367	290	4.29%	4.40%
40	377	303	4.32%	4.43%
41	367	294	4.35%	4.46%
42	377	307	4.38%	4.49%
43	367	290	4.41%	4.52%
44	367	287	4.43%	4.54%

Period	Static XS Spread	Forward XS Spread	Forward 1m LIBOR	Forward 6m LIBOR
45	377	300	4.46%	4.57%
46	368	281	4.49%	4.60%
47	377	305	4.51%	4.62%
48	368	286	4.54%	4.65%
49	368	284	4.57%	4.68%
50	396	331	4.60%	4.70%
51	368	278	4.62%	4.73%
52	377	292	4.65%	4.75%
53	368	282	4.67%	4.78%
54	377	296	4.69%	4.80%
55	368	279	4.72%	4.82%
56	368	276	4.74%	4.84%
57	378	290	4.76%	4.86%
58	368	271	4.79%	4.88%
59	378	293	4.81%	4.90%
60	369	274	4.83%	4.92%
61	369	274	4.83%	4.93%
62	397	324	4.85%	4.95%
63	369	270	4.87%	4.97%
64	379	285	4.89%	4.99%
65	370	272	4.91%	5.01%
66	379	288	4.93%	5.03%
67	370	270	4.95%	5.05%
68	370	267	4.97%	5.07%
69	380	283	4.99%	5.10%
70	371	264	5.01%	5.12%
71	381	287	5.02%	5.14%
72	372	268	5.04%	5.17%
73	373	265	5.09%	5.19%
74	401	317	5.11%	5.21%
75	373	262	5.13%	5.22%
76	383	278	5.14%	5.24%
77	374	265	5.16%	5.26%
78	384	282	5.18%	5.27%
79	375	263	5.19%	5.29%

OOMLT 2005-1

#	Date	Sales Contact	BAS Contact	Investor	Bond ID? / Collateral Group?	Request	Priority	Request Completed	Sent to Accountants	Tied out (Y/N)	Sent to Desk	Comments	Bonds Purchased	Amount Bought	Filed
1	1/4/2005		Niki	Rabo	M-7,M-8,M-9	Standard B/Es		X	X	X	X				
2	1/4/2005		Niki	Pimco	A-2	WAL's		X	X	X	X				
3	1/4/2005		Niki	WAMCO	M-7, M-8	BE's		X	X	X	X				
4	1/4/2005		Niki	Smith Breeden	M4	BE's		X	X	X	X				
5	1/4/2005		Niki	Wintergroup	M7,M8,M9	BE's / AFC / XS Spread		X	X	X	X				
6	1/4/2005		Mike	BONY	A-2	Cap Cost for a-2		X			X	Internal Only			
7	1/4/2005		Niki	MKP	M6,M7	BE's						They will run on cdi. Need collateral only			
8	1/4/2005		Niki	Pimco		AFC Schedule		X	X	X	X				
9	1/4/2005		Niki	TCW	M4,M5,M6,M7,M8,M9	Standard B/Es		X	X	X	X				
10	1/4/2005		Niki	Declaration	M5,M6	Standard B/Es		X	X	X	X				
11	1/4/2005		Niki	Ischus	M-6,M-7	Standard B/Es		X			X	Will be read over phone			
12	1/4/2005														
13	1/4/2005														
14	1/4/2005														
15	1/4/2005														
16	1/4/2005														
17	1/4/2005														
18	1/4/2005														
19	1/4/2005														
20	1/4/2005					TOTAL STRAT		X	X	X	X				
21	1/4/2005					FIX STRAT		X	X	X	X				
22	1/4/2005					ARM STRAT		X	X	X	X				
23	1/4/2005					MI STRAT		X	X	X	X				
24	1/4/2005					NO MI STRAT		X	X	X	X				
25	1/4/2005			HYPERION		TOTAL, FIX, ARM, IO, CUSTOM FICO STRAT		X	X	X	X				
26	1/4/2005			DB		MI AND NO MI STRAT		X	X	X	X				
27	1/4/2005			RFC		RFC CUSTOM STRAT		X	X	X	X				
28	1/4/2005			BONY		SILENT SECOND STRAT		X	X	X	X				
29	1/4/2005			MKP	TOTAL	TOTAL AND IO STRAT		X	X	X	X				
30	1/4/2005			N	TOTAL	DECLARATION CUSTOM STRAT		X	X	X	X				
31	1/4/2005			ACA	MI AND NO MI	ACA CUSTOM STRAT		X	X	X	X				
32	1/4/2005			ISCHUS	TOTAL	ISCHUS CUSTOM STRAT		X	X	X	X				
33	1/4/2005			ACA	loan level	>750 K		X	X						
34	1/4/2005			RFC		MI - no-MI		X	X		X				
35	1/4/2005														
36	1/4/2005														
37	1/4/2005														
38	1/4/2005														

PLEASE ANSWER THE FOLLOWING QUESTIONS CONCERING THE A2 TRANCH. PRIOR TO SETTLEMENT, WE NEED DOCUMENTAION CONCERNING ANY OF THE STRUCTURAL ISSUES AS WELL A COPY OF THE RISK LANGUANGE IN THE PROSPECTUS.

1) ARE THERE ANY SCENARIOs WHERE THE TRIPLE-A TRANCHES PAY PRO-RATA PRIOR TO 100% OF THE SUBORDINATE BONDS GETTING WRITTEN DOWN?

The Group I AAA's pay pro rata provided a trigger is not in effect. The Group II AAA's pay sequentially.

2) IF 100% OF THE SUBORDINATE BONDS ARE WRITTEN DOWN, HOW ARE THE TRIPLE-A TRANCHES PAID?

Sequentially

3) IF THE TRIPLE-A TRANCHES EVER PAY PRO-RATA, WHAT CASHFLOWS ARE PAID PRO-RATA?
The Group II AAA's pay pro rata from the Group II PDA.
4) DO THE TRIPLE-A TRANCHES GET WRITTEN DOWN?
With the exception of the A1-B tranche the AAA's will not be written down.
5) ARE THERE NET WAC CARRYFORWARDS?
Yes.
6) WHAT IS THE DEFINITION OF THE NET WAC CARRYFORWARD?
p.12 Term Sheet (Net WAC Rate Carryover Amount).

7) WHAT ARE THE DIFFERENT FEEs IN BPSs IN THE TRUST.

Total fees in the transaction are 0.6937%. This does not include the initial servicing fee of 30 bps.

8) DO NET WAC CARRYFORWARDS CONTINUE EVEN AFTER THE BONDS HAVE BEEN PAID OFF?

Once the bond is reduced to zero, there are no more carryforwards.

9) DO NET WAC CARRYFORWARDS EARN INTEREST?

Yes. Net Wac Rate Carryovers accrue interest.

10) HOW ARE NET WAC CARRYFORWARDS ALLOCATED?

See p. 17 of termsheet Excess Cashflow Distribution clause (xxi).

11) DO NET WAC RATE CARRYFORWARDS NEED TO BE PAID IN ORDER TO CALL THE DEAL?

The Net WAC Rate Carryover Amounts will be paid at call.

12) WHO ARE THE SERVICERS (PLEASE DIFFERENTIATE MASTER SERVICER WITH ACTUAL SERVICER).

Option One Mortgage Corporation is the Servicer and Master Servicer.

13) WHAT ENTITY IS THE PROVIDING REPS AND WARRANTIES?

Option One Mortgage Corporation on behalf of the Seller and Option One Mortgage Acceptance Corporation on behalf of the Depositor

14) WHAT IS THE CAPITAL BASE OF THE ENTITY?

Option One Mortgage Corporation is a wholly owned subsidiary of H&R Block.

15) WHO ORIGINATED THE LOANS?
Option One Mortgage Corporation. A majority of the loans are originated on a wholesale basis but underwritten to Option One's guidelines.

16) ARE THERE ANY CARVEOUTS (IE FRAUD, SPECIAL HAZARD ETC.)?
None.

17) WHAT IS THE DEFINITION OF REALIZED LOSS?

Realized Loss is defined in the PSA. We do not expect the definition to change.

18) IS THERE ANY PREFUNDING? WHAT % OF DEAL?
Yes. 200mm or ~17% will be prefuded.

19) PLEASE PROVIDE THE NET WAC AND PRINCIPAL BALANCE (NOTIONAL) OF THE TRANCEH ASSUMING:

- LIBOR AT 5,6,7,8 (4 DIFFERENT SCENARIOS)
- 5 CPR
- NO CREDIT FOR EXCESS SPREAD

20) WHAT IS THE WAL AND PRINCIPAL WINDOW AT 5%-25% CPR.

21) WHAT % OF A-2 Tranche IS:

- DEAL - **21.91% of total deal size**
- TRIPLE-As (IF AAA TRANCHE)- **25.26% of total AAA's**
- GROUP - **33.24% of Group II AAA's**